SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 30, 2006

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

Enclosure: Report for the quarter and nine months ended 30 September 2006

Report

for the quarter and nine months ended 30 September 2006

- ❖ Gold production level with previous quarter at 1.4Moz
- ❖ Further reduction of hedge delta achieved, with price received 6% below spot in line with both previous quarter and market guidance
- ❖ Total cash costs of $311/oz, 2% higher due to lower grades, higher power costs in South Africa and Ghana and the annual wage increase in South Africa
- ❖ Adjusted headline earnings steady at $141m, an 131% increase to $367m in adjusted headline earnings for first nine months of 2006

		Quarter ended Sept 2006	Quarter ended Jun 2006	Nine months ended Sept 2006	Nine months ended Sept 2005	Quarter ended Sept 2006	Quarter ended Jun 2006	Nine months ended Sept 2006	Nine months ended Sept 2005
		SA rand / Metric				US dollar / Imperial			
Operating review									
Gold									
Produced	- kg / oz (000)	**43,864**	44,024	129,556	145,323	**1,410**	1,415	4,165	4,672
Price received[1]	- R/kg / $/oz	**134,176**	125,409	122,595	86,613	**584**	600	576	427
Total cash costs	- R/kg / $/oz	**71,495**	63,276	65,267	57,177	**311**	305	308	282
Total production costs	- R/kg / $/oz	**95,267**	85,168	87,594	74,456	**414**	410	413	367
Financial review									
Gross profit (loss)	- R / $ million	**1,981**	(594)	1,069	1,429	**349**	25	312	240
Gross profit adjusted for the effect of unrealised non-hedge derivatives[2]	- R / $ million	**2,020**	1,988	5,257	2,119	**283**	305	791	334
Profit (loss) attributable to equity shareholders	- R / $ million	**1,470**	(1,047)	(651)	201	**268**	(54)	28	45
Headline earnings (loss)[3]	- R / $ million	**1,471**	(1,086)	(683)	374	**268**	(60)	24	74
Headline earnings before unrealised non-hedge derivatives, fair value adjustments on convertible bond and interest rate swaps[4]	- R / $ million	**1,011**	911	2,453	1,015	**141**	140	367	159
Capital expenditure	- R / $ million	**1,542**	1,168	3,671	3,317	**220**	181	557	525
Earnings (loss) per ordinary share	- cents/share								
Basic		**533**	(383)	(240)	76	**97**	(20)	10	17
Diluted		**533**	(383)	(240)	76	**97**	(20)	10	17
Headline[3]		**534**	(398)	(251)	141	**97**	(22)	9	28
Headline earnings before unrealised non-hedge derivatives, fair value adjustments on convertible bond and interest rate swaps[4]	- cents/share	**367**	334	903	384	**51**	51	135	60
Dividends	- cents/share			210	170			29	26

Notes:
1. *Price received includes realised non-hedge derivatives.*
2. *Refer to note B of "Non-GAAP disclosure" for the definition.*
3. *Refer to note 8 of "Notes" for the definition.*
4. *Refer to note A of "Non-GAAP disclosure" for the definition.*

$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Operations **at a glance**

for the quarter ended 30 September 2006

	Price received[1]		Production		Total cash costs		Cash gross profit[2]		Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives[3]	
	$/oz	% Variance[4]	oz (000)	% Variance[4]	$/oz	% Variance[4]	$m	% Variance[4]	$m	% Variance[4]
Mponeng	597	(8)	155	(1)	217	(5)	58	(11)	44	(12)
Great Noligwa	599	(9)	151	(1)	271	(2)	49	(13)	39	(13)
TauTona	598	(8)	129	8	243	(9)	45	–	31	(3)
Sunrise Dam	794	22	108	(4)	346	27	44	(4)	35	(5)
Kopanang	598	(9)	111	(3)	284	(4)	34	(15)	29	(15)
AngloGold Ashanti Brasil Mineração	592	(5)	67	18	207	9	26	8	23	10
Morila[5]	622	(2)	50	(7)	278	12	18	(5)	14	(7)
Cerro Vanguardia[5]	489	(5)	55	(14)	213	13	17	(29)	10	(44)
Sadiola[5]	625	–	46	(12)	278	9	17	(6)	14	–
Yatela[5]	620	(1)	34	(15)	234	1	13	(13)	8	(33)
Cripple Creek & Victor	379	32	69	6	243	–	11	10	3	160
Savuka	599	(7)	26	24	294	(18)	8	33	7	40
Serra Grande[5]	541	8	24	–	194	(6)	8	–	7	17
Navachab	627	(2)	23	5	255	(9)	8	–	6	–
Tau Lekoa	599	(8)	44	7	417	(7)	7	(13)	3	50
Iduapriem[5]	507	1	44	7	338	(17)	7	40	3	–
Geita	619	(4)	73	3	540	7	5	(50)	(7)	(333)
Obuasi	474	(1)	94	(3)	388	(4)	4	(43)	(12)	(33)
Siguiri[5]	502	(3)	62	5	435	8	4	(56)	(3)	(250)
Moab Khotsong	595	(9)	11	–	669	–	(1)	–	(5)	–
Bibiani	622	(1)	8	(11)	704	71	(1)	(150)	(2)	(300)
Other			26	(16)			45	67	36	71
AngloGold Ashanti	584	(3)	1,410	–	311	2	426	(6)	283	(7)

1   *Price received includes realised non-hedge derivatives.*
2   *Cash gross profit is gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets, less non-cash revenues.*
3   *Refer to note B of "Non-GAAP disclosure" for the definition.*
4   *Variance September 2006 quarter on June 2006 quarter – increase (decrease).*
5   *Attributable.*

Rounding of figures may result in computational discrepancies.

Financial and **operating review**

OPERATIONAL OVERVIEW FOR THE QUARTER

Steady production, slightly higher total cash costs, a received price of $584/oz and the sale of uranium to the newly-listed Nufcor Uranium Limited resulted in a financial performance in line with that of the previous quarter. Adjusted headline earnings, at $141m, contributed to year-to-date adjusted headline earnings of $367m, a 131% increase over that of the first nine months of 2005.

Operationally, production of 1.4Moz was in line with guidance and level with that of the previous quarter. Total cash costs, however, rose 2% quarter-on-quarter to $311/oz, due primarily to annual South African wage increases and higher power costs in both South Africa and Ghana.

Despite the higher impact of increased wages and power rates, which pushed the region's total cash costs 6% higher to R62,837/kg, the South African assets nevertheless posted generally solid results, with production better or maintained quarter-on-quarter at four of the seven operations. TauTona had a particularly strong quarter, with production up 8% to 4,000kg (129,000oz), offsetting the effects of the annual wage increase and resulting in total cash costs of R55,777/kg, in line with those of the previous quarter. Tau Lekoa and Savuka, which have this quarter emerged from transition periods, reported production increases of 5% and 24%, respectively, while production was marginally down at Great Noligwa and 3% lower at Kopanang due to grade declines.

On 23 October 2006, subsequent to the third quarter-end, two seismic events took place at TauTona within 25 minutes. Five employees lost their lives. Management is dismayed and saddened by this tragic accident and offers its deepest condolences to the workers' families and friends. The company also salutes the efforts of the rescue and recovery team, which worked tirelessly in the most extreme conditions. The AngloGold Ashanti management team has committed itself to taking every action to return the company to the improving safety trend of recent years.

Of the other African assets, two of the three Ghanaian operations reported strong results, with total cash costs 17% lower at Iduapriem and 4% lower at Obuasi, despite the cost implications of the country-wide power shortage reported in August. Navachab, in Namibia, also had a good quarter, posting a 5% production improvement and a 9% decrease in total cash costs, while all three of the Malian operations reported grade-related production declines and associated total cash cost increases. In Tanzania, Geita reported production of 73,000oz, a 3%

improvement quarter-on-quarter, along with a 7% increase in total cash costs related to the anticipated lower grades forecasted last quarter.

Regarding the international assets, the Brazilian operations posted generally strong results, with production up 18% at AngloGold Ashanti Brasil Mineração and steady quarter-on-quarter at Serra Grande. At Cerro Vanguardia in Argentina and Sunrise Dam in Australia, lower grades resulted in production decreases of 14% and 4% and total cash cost increases of 13% and 25%, respectively. At Cripple Creek & Victor, in the United States, production was 6% better in the third quarter due to improved solution flows on the leach pad and consequently, increased recoverable ounces. Total cash costs were in line with those of the previous quarter at $243/oz.

Greenfields exploration activities were undertaken in Australia, Colombia, the DRC, China, Laos, the Philippines and Russia during the third quarter, with 35,252m of diamond and reverse circulation drilling completed on four of the company's priority greenfields targets: Tropicana in Australia, Quinchia and Gramalote in Colombia, and Adidi/Kanga in the DRC. Year-to-date global greenfields exploration drilling has now reached 75,722m. In September, AngloGold Ashanti announced the signing of a strategic alliance with Polymetal to explore, acquire, and develop gold mining opportunities within the Russian Federation. This alliance will initially focus on four projects located in the Chita and Krasnoyarsk regions of eastern Russia.

Looking ahead, production for the fourth quarter is estimated to be around 1.48Moz at an average total cash cost of $308/oz, assuming the following exchange rates: R7.50/$, A$/$0.75, BRL2.20/$ and Argentinean peso 3.08/$. Capital expenditure is estimated at $334m and will be managed in line with profitability and cash flow.

Earnings for the fourth quarter are expected to be significantly distorted due to certain accounting adjustments, which are likely to include, amongst others, increases in the company's current and deferred tax provisions due to higher gold prices and changes to effective tax rates, the proposed Employee Share Ownership Plan, and the potential vesting of certain share-based awards.

NON-OPERATIONAL OVERVIEW FOR THE QUARTER

In early October, AngloGold Ashanti announced the proposed launch of an employee share ownership plan (ESOP) and a black economic empowerment (BEE) transaction, both of which are subject to an AngloGold Ashanti shareholder vote, to be held on 11 December 2006. The proposed plan will issue 960,000 ordinary shares to nearly 31,000 South African employees or 30 shares per individual worker. In addition, each worker will be allotted 90 "loan shares" issued at a 10% discount to market value calculated using a 30-day average share price. These shares will vest in five equal tranches over the next eight years. The BEE scheme will allow Izingwe Holdings, a private South African investment company, to acquire approximately 1.4m "loan shares" under similar terms as the ESOP.

In South Africa, the recent Treasury announcement of a revised draft royalty bill proposed a rate on refined gold of 1.5%. This represents a considerably lower royalty than was proposed in the initial draft, and the company welcomes the less severe impact it will have on AngloGold Ashanti and the South African gold industry.

After serving more than 40 years for AngloGold and, prior to that, for Anglo American, company secretary Chris Bull will retire at the end of November 2006. He is succeeded by Lynda Eatwell, who has been the assistant company secretary for AngloGold Ashanti for the last six years.

OPERATING RESULTS FOR THE QUARTER

SOUTH AFRICA

At **Great Noligwa**, volume mined was 2% higher this quarter due to improved face advance, although yield decreased 5% as a result of continued maintenance work requiring waste development to be passed through the reef ore system, resulting in dilution. Production consequently declined 1% to 4,699kg (151,000oz). Total cash costs increased 9% to R62,145/kg ($271/oz) given the lower production, annual wage increases and the seasonally higher power costs. Gross profit adjusted for the effect of unrealised non-hedge derivatives decreased 5% to R281m ($39m), primarily as a result of the higher total cash costs.

The Lost-Time Injury Frequency Rate (LTIFR) was 12.83 lost-time injuries per million hours worked (9.48 for the previous quarter). Regrettably, two people died during the quarter, one after being inundated by mud during an ore transport process and the other in an equipment accident.

At **Kopanang**, yield declined 8% due to a combination of increased waste-to-reef tramming, which is being addressed and should improve by year-end, and a higher percentage of off-reef mining due to geological structural problems. Production consequently decreased 3% to

3,448kg (111,000oz) and total cash costs increased 7% to R65,114/kg ($284/oz), also due in part to annual wage increases and higher winter power costs. Gross profit adjusted for the effect of unrealised non-hedge derivatives, at R204m ($29m), declined 8% quarter-on-quarter as a result of lower production and higher costs.

The LTIFR was 11.92 (11.59). One person regrettably died in a fall of ground accident.

Production at **Moab Khotsong** was 3% lower this quarter, at 329kg (11,000oz), due to the lack of mining flexibility inherent in the operation's build-up phase. While this also affected total cash costs, which increased 12% to R153,993/kg ($669/oz), mining flexibility is expected to increase next year, and production should consequently improve by approximately 90%. Gross loss adjusted for the effect of unrealised non-hedge derivatives increased 24% to R36m ($5m).

The LTIFR was 17.13 (16.02).

At **Tau Lekoa,** volume mined increased 9% this quarter, as the mine has begun to stabilise at revised planning levels. Consequently, gold production increased 5% to 1,358kg (44,000oz). Total cash costs were 3% higher at R95,702/kg ($417/oz), a combination of annual wage increases and higher power costs. Gross profit adjusted for the effect of unrealised non-hedge derivatives increased to R19m ($3m), mainly due to the higher production.

The LTIFR was 28.26 (26.32).

At **Mponeng**, the beneficial effect of a higher volume mined was mitigated by a decrease in grade, resulting in production of 4,832kg (155,000oz), level with that of the previous quarter. Total cash costs, at R49,800/kg ($217/oz), were 5% higher due to the annual wage increases. Gross profit adjusted for the effect of unrealised non-hedge derivatives was 2% lower at R318m ($44m), as a result of increased total cash costs.

The LTIFR was 12.83 (7.32). Regrettably, two people died in separate fall of ground accidents.

Production at **Savuka**, at 808kg (26,000oz), improved 24% quarter-on-quarter after higher face values and increased reef area mining together led to an 18% improvement in yield. Total cash costs consequently improved 9% to R67,618/kg ($294/oz), in spite of the annual wage increases and higher winter power costs that affected all of the South African operations. As a result, gross profit adjusted for the effect of unrealised non-hedge derivatives increased 44% to R49m ($7m).

The LTIFR was 20.51 (20.58). The mine has operated 20 months without a fatality.

At **TauTona**, production increased 8% to 4,000kg (129,000oz) following higher volume mined and better yield. Total cash costs were maintained quarter-on-quarter at R55,777/kg ($243/oz). Gross profit adjusted for the effect of unrealised non-hedge derivatives improved 5% to R224m ($31m) as a consequence of better production.

The LTIFR was 13.66 (14.71). Regrettably, four people died during the quarter, two in fall of ground accidents, one by electrocution and one in a transport accident.

ARGENTINA

At **Cerro Vanguardia** (92.5% attributable), gold production decreased 14% to 55,000oz, primarily due to lower feed grade. Total cash costs rose 13% to $213/oz as a result of the grade decline and a lower silver by-product credit. Gross profit adjusted for the effect of unrealised non-hedge derivatives, at $10m, was 44% lower than that of the previous quarter, mainly due to the decreased production and a lower price received.

The LTIFR was 8.51 (2.04).

AUSTRALIA

Production at **Sunrise Dam,** at 108,000oz, decreased 4% this quarter as a result of fewer tonnes treated and a return to more normal grade levels, after last quarter's unexpectedly high yield. Total cash costs increased by 25% to A$458/oz ($346/oz) due to the decreases in both grade and tonnes treated, which also resulted in an 8% decline in gross profit adjusted for the effect of unrealised non-hedge derivatives to A$46m ($35m), despite a higher price received.

The underground project, where mining is currently accessing high-grade Western Shear ore, continues to supplement production. During the quarter, 756m of underground capital development and 1,697m of operational development were completed.

The LTIFR was 4.71 (2.37).

BRAZIL

At **AngloGold Ashanti Brasil Mineração**, production increased 18% to 67,000oz, reflecting better results from heap leaching activities in addition to higher production from the Cuiabá mine following the completion of the operation's shaft and crusher upgrade. In spite of the production increase and a higher sulphuric acid by-product credit, total cash costs nevertheless rose 9% to $207/oz due to lower grades and a labour bonus paid out in August as part of a collective agreement. Gross profit

adjusted for the effect of unrealised non-hedge derivatives increased 10% to $23m, primarily as a consequence of the higher production.

The LTIFR was 2.70 (2.30).

At **Serra Grande** (50% attributable), gold production remained at 24,000oz. Total cash costs improved 6% to $194/oz, due in part to better grades. Gross profit adjusted for the effect of unrealised non-hedge derivatives declined 17% to $7m as a result of a lower amount of gold sold, although this was partially mitigated by a higher price received.

The LTIFR was 0.00 (2.40).

GHANA

At **Bibiani**, production declined 11% to 8,000oz, in line with the operation's continued downscale. Combined with lower grades and a contractor settlement, the downscale and associated retrenchment provision contributed to a 71% increase in total cash costs to $704/oz. Gross loss adjusted for the effect of unrealised non-hedge derivatives was $2m versus last quarter's profit of $1m. This was a consequence of both the contractor settlement and a lower price received.

In August, AngloGold Ashanti agreed to sell **Bibiani** to Central African Gold plc for a cash consideration of $40m. The deal is subject to both parties obtaining certain regulatory consents and is expected to be completed by the end of the year.

The LTIFR was 4.45 (0.00).

At **Iduapriem** (85% attributable), production improved 7% to 44,000oz, mainly as a result of a 10% increase in tonnage throughput, after the mill problems reported last quarter were resolved. Total cash costs consequently declined 17% to $338/oz and gross profit adjusted for the effect of unrealised non-hedge derivatives was $3m versus the break-even position of the previous quarter, as a result of the improvements in both production and total cash costs.

The LTIFR was 0.00 (1.14).

Production at **Obuasi** decreased 3% to 94,000oz, following a 6% yield decline resulting from the treatment of more tailings ore. Once-off labour costs reported in the second quarter were not repeated in the third, which, combined with savings achieved through the tailings treatment, resulted in a 4% improvement in total cash costs to $388/oz. Gross loss adjusted for the effect of unrealised non-hedge derivatives increased to $12m, compared with $9m in the previous quarter, mainly due to lower grades.

The LTIFR was 2.05 (2.46).

REPUBLIC OF GUINEA

At **Siguiri** (85% attributable), production increased 5% to 62,000oz as a consequence of a 16% improvement in throughput resulting from fewer plant maintenance shut-downs quarter-on-quarter. Total cash costs, however, rose 8% to $435/oz due in part to increased royalty payments and lower grades, which also resulted in a gross loss adjusted for the effect of unrealised non-hedge derivatives of $3m, compared with a profit of $2m in the prior quarter.

LTIFR was 0.00 (0.59).

MALI

At **Morila** (40% attributable), production decreased 7% to 50,000oz due to a 9% decline in recovered grade. Total cash costs increased 12% to $278/oz as a result. Gross profit adjusted for the effect of unrealised non-hedge derivatives, at $14m, was 7% lower due to both decreased production and a decline in the price received.

The LTIFR was 2.22 (1.11).

At **Sadiola** (38% attributable), production declined 12% to 46,000oz due to a 19% decrease in recovered grade, a function of the exclusive treatment of oxide ore during the quarter, as opposed to a mix of sulphide and oxide ore in the previous quarter. A 9% increase in tonnage throughput partially offset the effect of the grade decline. Total cash costs were 9% higher at $278/oz, with the impact of lower recovered grade partially mitigated by the lower operating costs associated with the treatment of oxide ore. Gross profit adjusted for the effect of unrealised non-hedge derivatives, at $14m, was consistent with that of the previous quarter, as the relatively lower cost oxide treatment helped compensate for the negative effect of reduced production.

The LTIFR was 0.00 (1.01).

At **Yatela** (40% attributable), production decreased 15% to 34,000oz as a result of lower tonnage stacked during the rainy season. Despite the production decline, however, total cash costs were only slightly higher, at $234/oz. Gross profit adjusted for the effect of unrealised non-hedge derivatives decreased 33% to $8m, due to declines in both production and the price received.

The LTIFR was 0.00 (0.00).

NAMIBIA

Gold production at **Navachab,** at 23,000oz, was 5% higher than that of the previous quarter due to increased tonnage throughput. Total cash costs were favourably affected by the stronger US dollar and consequently improved 9% to $255/oz. Gross profit adjusted for the effect of unrealised non-hedge derivatives was consistent with that of the previous quarter, at $6m, with a lower price received offsetting the benefit of higher production.

The LTIFR was 8.46 (7.90).

TANZANIA

Production at **Geita** improved 3% to 73,000oz, primarily as a consequence of a 5% increase in tonnage throughput. Total cash costs, however, increased 7% to $540/oz due in part to lower grades. The gross loss adjusted for the effect of unrealised non-hedge derivatives was $7m, versus a profit of $3m in the previous quarter, as a result of declines in both grade and the price received.

The LTIFR was 0.68 (1.10).

USA

At **Cripple Creek & Victo**r (67% ownership with 100% interest in production until initial loans are repaid), production increased 6% to 69,000oz due to marginally improved solution flows on the leach pad. Total cash costs were maintained at $243/oz. Gross profit adjusted for the effect of unrealised non-hedge derivatives was $3m, compared with a loss of $5m in the previous quarter. This improvement was due to the better production and a higher price received.

The LTIFR was 0.00 (0.00). In September, CC&V achieved 34 months without a lost-time accident.

Notes:
- All references to price received includes realised non-hedge derivatives.
- In the case of joint venture and operations with minority holdings, all production and financial results are attributable to AngloGold Ashanti.
- Adjusted headline earnings is headline earnings before unrealised non-hedge derivatives, fair value adjustments on convertible bond and interest rate swaps and deferred tax thereon.
- Rounding of figures may result in computational discrepancies.
.

Exploration

Total exploration expenditure amounted to $26m ($16m expensed, $10m capitalised) during the third quarter, compared with $27m ($18m expensed, $9m capitalised) in the second quarter of 2006.

BROWNFIELDS EXPLORATION

In **Australia**, at the Boddington mine, five diamond drill rigs have been employed on drill programmes to convert Inferred Resource to Indicated Resource, mostly in the Wandoo South pit where, historically, broad zones of mineralisation were intersected.

At Siguiri, in **Guinea**, drilling focused on following up known mineralisation at Kintinian, Eureka North, Kozan North and Sintroko West. Reverse circulation (RC) drilling of selected portions of the spent heap leach also commenced with the intention of defining a Mineral Resource.

At Geita, in **Tanzania**, results from 19 RC and 14 diamond holes indicate significant mineralisation in the Ridge 8 – Star & Comet gap. A Mineral Resource is expected to be generated. At Area 3 South, follow-up drilling on a geochemical anomaly returned good results in a zone extending from 12m to 98m below surface.

At Morila in **Mali**, after a two month hiatus to interpret drill results, the wide-spaced drill programme has recommenced and has defined sub-economic mineralisation in the vicinity of the open-pit.

At the Tamabli South anomaly at Sadiola, infill drilling confirmed low grade, but potentially economic mineralisation.

At Navachab in **Namibia**, 1,000m of follow-up RC drilling at the Gecko central and north prospects has returned positive results.

Surface drilling continued at Obuasi, in **Ghana,** with UDSDD 2 reaching a depth of 1,080m and UDSDD 3 intersecting reef between 1,697m and 1,766m.

In **Argentina,** at Cerro Vanguardia, two new veins have been confirmed by resource reconnaissance drilling. At Córrego do Sítio, in **Brazil**, a new deposit (Paiol) is being delineated after an initial three intersections returned encouraging results.

At Cripple Creek & Victor in the **United States**, drill results in the Life of Mine Extension Project have been encouraging and additional modelling will be completed early in the fourth quarter. Development drilling continues in the South Cresson Deposit to define final pit depths and high wall designs.

GREENFIELDS EXPLORATION

Greenfields exploration activities continued during the third quarter in Australia, Colombia, the DRC, China, the Philippines, Laos and Russia.

In **Australia,** drilling continued at the Tropicana joint venture on both the Tropicana and Havana zones. Significant new intercepts obtained from drilling at the Tropicana zone, which is currently focused on identifying extensions to the known mineralisation and to better-defining the orientation and extent of the high grade shoots, included 39m at 3.0g/t (including 15m at 6g/t), 36m at 3.5g/t (including 12m at 8.7g/t) and 41m at 3.7g/t (including 11m at 11.5g/t). Mineralisation at Havana has now been identified over a strike length of 2.1km and is still open to the north, south, and down-dip. Drilling focused on completing the 200m x 100m programme and on infilling to 100m x 100m has resulted in the following encouraging intercepts: 10m at 5.3g/t and 25m at 2.5g/t (including 13m at 3.5g/t).

Regional exploration programmes continued in **Colombia**. First phase drilling at the bulk-tonnage Quinchia and Gramalote targets in central Colombia was completed with promising initial results. At Quinchia, a total of 19 holes have been drilled, targeting both porphyry gold/copper and Breccia gold systems. Best drill results include 265m at 0.8g/t and 242m at 0.85g/t. At Gramalote, a granite-hosted gold system, a total of seven holes have been drilled. Best drill results include 255m at 1.16g/t and 275m at 1.2g/t. Further metallurgical test work on mineralisation at Quinchia is scheduled for the fourth quarter, as is second phase drill-testing at Gramalote.

In the **DRC**, exploration at Mongbwalu relied on two dedicated diamond drill rigs focusing on infill drilling in the Adidi/D7 Kanga block. Significant new intercepts include 0.63m at 240g/t, 5.48m at 2.46g/t, and 10.07m at 1.54g/t. A third RC drill rig is expected to arrive on site by the beginning of November and Resource delineation drilling will continue throughout the rest of the year.

In **China**, a co-operative joint venture with local partners was signed during the third quarter at the Yili-Yunlong prospect in Xinjiang, which has potential for both epithermal gold and porphyry gold and copper systems. Exploration of this project is intended to form part of the AngloGold Ashanti 2007 greenfields programme. The 2006 drill programme at Dynasty Gold's Red Valley project in Qinghai was completed in September. Results are pending.

In the **Philippines**, AngloGold Ashanti elected to exercise its right to proceed to a joint venture with Red 5 Limited on the Outer Siana area, which surrounds but does not include Red 5's proposed Siana pit. AngloGold Ashanti and Red 5 have also entered into a joint venture to explore Mapawa, located 20km north of Siana. Commencement of detailed exploration at Mapawa will begin once approval from the Mines and Geosciences Bureau has been obtained.

In **Laos**, regional reconnaissance stream sampling and mapping programmes in several areas under the joint venture with Oxiana Limited were undertaken before activities were restricted by the wet season. Anomalous stream sediment gold has been outlined in two of these areas and promising geology, alteration and trace element geochemistry has been defined in another area. A technical review has identified a number of priority intrusive related gold targets to be advanced in the fourth quarter.

In late September, the company announced the signing of a strategic alliance with Polymetal to explore, acquire, and develop gold mining opportunities within the **Russian Federation**. The alliance will initially focus on two projects contributed by Polymetal and located in the Chita region, as well as two assets in Krasnoyarsk that are being acquired by AngloGold Ashanti from Trans-Siberian Gold (in which AngloGold Ashanti retains a 29.8% stake and to which it continues to provide technical services).

Review of the **gold market**

Over the third quarter of 2006, spot gold traded in a range of $90, from a low of $574/oz to a high of $664/oz. Although the gold price has since declined, the third quarter range was encouraging, as it represents lower volatility than was experienced in the first half of the year when spot prices surged from around $550/oz to a 25-year high of $732/oz.

The average price for the quarter of $621/oz represents a decline of just over $7/oz or 1.17% from that of the second quarter, resulting in a year-to-date average of $601/oz. In spite of the lower dollar gold price, the rand gold price strengthened nearly 10% quarter-on-quarter to an average price of R142,472/kg due to an 11% weakening of the rand against the dollar. The year-to-date rand gold price average stands at R127,687/kg.

PHYSICAL MARKET

While gold price volatility has continued to generally dampen demand in the more price sensitive regions such as the Middle East and India, the retracing of the price back to the $600/oz level and below in the second half of the third quarter did encourage physical buying in these markets during the period.

In India, this was reflected in buyer concern that the market could have reached at least a temporary low, leading merchants to secure gold supplies in advance of Diwali, the Indian festival of lights and the accompanying wedding season.

Middle Eastern consumption also improved, notwithstanding depressed confidence in the region following the Israel-Lebanon conflict earlier in the quarter. In Turkey, which fabricates gold jewellery for both developed and emerging markets, this was evidenced by significantly higher gold imports in September, which represented a 47% increase on imports for the previous month.

In spite of the region's increased demand in the second half of the quarter and the associated potential for a year-end recovery, Indian and Middle Eastern 2006 consumption figures are expected to be lower than those of last year.

In China, physical gold demand continues to show resilience to price volatility and remained solid through the third quarter. Consumption patterns in this country appear impervious to the price shocks that have stifled other developing markets, and the China Gold Association has forecast that gold consumption is likely to grow by around 5% year-on-year.

In the USA, the retail trade appears to have become more accepting of a higher raw material price and is accordingly making adjustments on quotations of finished products. This marks a departure from behaviour seen earlier in the year, when retailers shifted to lighter jewellery pieces in an effort to maintain consumer price levels. The new acceptance of a higher gold price, coupled with US consumers' record spend on gold jewellery purchases, should result in inventory re-stocking in anticipation of the Christmas season.

INVESTMENT MARKET

September also saw the end of the second year of the second Central Bank Gold Agreement (CBGA). By late August, central bank sales were approximately 107t less than the 500t per annum quota, suggesting that gold's recent weakness is driven by fundamentals.

While central bank disclosure for the period has not yet been released, the potential CBGA shortfall can be interpreted as a bullish statement for gold; indeed, the expectation amongst most market analysts is that the CBGA signatories are unlikely to fulfil their full quota for the remaining three years of the second agreement.

Exchange traded gold holdings held up well during the third quarter. According to the Commodities Future Trading Commission, hedge and managed future funds cut their net long futures and options positions by some 3Moz in September, where, by contrast, stocks held by funds in the exchange traded franchise fell by only 200,000oz from an August peak of 15.6Moz.

CURRENCIES

The US dollar enjoyed a relatively quiet quarter, trading in a range of $/€1.24 to $/€1.30. In contrast, the rand continued the weakening pattern against most currencies, which began in the second quarter. Despite a 50 basis point interest rate increase by the South African Reserve Bank and expectations of further rate hikes, the rand continued to weaken on continued concern over poor trade account deficits and a widening current account balance, combined with some worry surrounding political developments in the country. From opening levels of R7.15/$ and R9.15/€, the currency closed the quarter at R7.76/$ and R9.85/€. Quarter-on–quarter, the average rand dollar rate weakened by 11% from R6.46/$ to R7.15/$.

The Brazilian real and the Australian dollar also had relatively quiet quarters, trading in ranges of BRL2.12/$ to BRL2.24/$, and A$/$0.74 to A$/$0.77, respectively. Continued positive investor interest and sentiment is likely to result in the real maintaining most of the gains that it has seen this year. The strength of the Australian dollar, however, is thought to be more dependent on commodity prices, and would therefore be expected to weaken should these fail to maintain the higher levels experienced in the first half of 2006.

HEDGING

As at 30 September, the net delta hedge position of AngloGold Ashanti was 9.50Moz or 296t, valued at the spot gold price at the quarter-end of $601.50/oz, nearly $19/oz lower than that of the previous quarter. This net delta position reflects a decrease of some 0.6Moz or 20t quarter-on-quarter, a decline due to the lower third quarter-end gold price combined with decreases related to maturing hedge contracts, buybacks and other delta-reducing strategies as part of a broader hedge reduction strategy.

The marked-to-market value of the hedge position as at 30 September 2006 was a negative $2.78bn (at 30 June 2006: negative $3.17bn). The decrease in the marked-to-market position was primarily due to the lower gold price of $601.50/oz and the lower prevailing exchange rates, interest rates and volatilities prevailing at quarter-end, combined with the impacts of the changed hedge position quarter-on-quarter. Had the spot price of gold at the end of June remained unchanged from the price of $620/oz at the end of the previous quarter, the hedge would have reduced to 9.878Moz or 307t, with a marked-to-market value of negative $2.96bn.

The price received by the company for the quarter was $584/oz, compared to an average spot price for the period of $621/oz.

The company continues to actively manage its hedge position in a value accretive manner. As a result of this strategy there is currently a net long dollar gold position of 26,558kg at an average of $650/oz for 2006. Continuing this practice, these long positions will be integrated into the hedge book and used to reduce hedging commitments in future periods.

Hedge position

As at 30 September 2006, the group had outstanding the following forward-pricing commitments against future production. The total net delta tonnage of the hedge of the company on this date was 9.50Moz or 296t (at 30 June 2006: 10.14Moz or 315t).

The marked-to-market value of all hedge transactions making up the hedge positions was a negative $2.777bn (negative R21.56bn) as at 30 September 2006 (as at 30 June 2006: negative $3.167bn or R22.45bn). This value at 30 September 2006 was based on a gold price of $601.50/oz, exchange rates of R7.76/$ and A$/$0.7440 and the prevailing market interest rates and volatilities at that date.

As at 27 October 2006, the marked-to-market value of the hedge book was a negative $2.644bn (negative R19.88bn), based on a gold price of $593.40/oz and exchange rates of R7.52/$ and A$/$0.7630 and the prevailing market interest rates and volatilities at the time.

These marked-to-market valuations are not predictive of the future value of the hedge position, nor of future impact on the revenue of the company. The valuation represents the cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.

	Year	2006	2007	2008	2009	2010	2011-2015	Total
DOLLAR GOLD								
Forward contracts	Amount (kg)	*26,558	19,622	25,306	21,738	14,462	37,239	91,808
	US$/oz	$650	$301	$331	$316	$347	$411	$263
Put options purchased	Amount (kg)	4,226	1,455					5,681
	US$/oz	$535	$292					$472
Put options sold	Amount (kg)	22,236	14,127	3,344	3,748	1,882	7,527	52,864
	US$/oz	$596	$612	$565	$530	$410	$435	$564
Call options purchased	Amount (kg)	7,266	10,519	4,637				22,422
	US$/oz	$460	$383	$456				$423
Call options sold	Amount (kg)	34,288	42,074	40,618	36,731	31,040	82,040	266,790
	US$/oz	$576	$447	$443	$454	$452	$525	$489
RAND GOLD								
Forward contracts	Amount (kg)	1,592	2,138		933			4,663
	Rand per kg	R93,107	R91,322		R116,335			R96,937
Put options purchased	Amount (kg)							
	Rand per kg							
Put options sold	Amount (kg)	933						933
	Rand per kg	R146,511						R146,511
Call options purchased	Amount (kg)							
	Rand per kg							
Call options sold	Amount (kg)		311		2,986	2,986	2,986	9,269
	Rand per kg		R108,123		R202,054	R216,522	R230,990	R212,885
A DOLLAR GOLD								
Forward contracts	Amount (kg)	8,398	6,843	2,177	3,390	3,110		23,919
	A$ per oz	A$819	A$631	A$658	A$650	A$683		A$709
Put options purchased	Amount (kg)	4,354						4,354
	A$ per oz	A$801						A$801
Put options sold	Amount (kg)	3,732						3,732
	A$ per oz	A$779						A$779
Call options purchased	Amount (kg)		3,732	3,110	1,244	3,110		11,197
	A$ per oz		A$668	A$680	A$694	A$712		A$686
Call options sold	Amount (kg)	4,354						4,354
	A$ per oz	A$832						A$832
** Total net gold:	Delta (kg)	*14,245	44,836	55,347	57,902	43,937	107,788	295,565
	Delta (oz)	*457,987	1,441,509	1,779,445	1,861,590	1,412,605	3,465,460	9,502,622

*   Long position.
**   The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 30 September 2006.
Rounding of figures may result in computational discrepancies.

	Year	2006	2007	2008	2009	2010	2011-2015	Total
DOLLAR SILVER								
Forward contracts	Amount (kg)							
	$ per oz							
Put options purchased	Amount (kg)	10,886	43,545	43,545				97,976
	$ per oz	$6.11	$6.40	$6.66				$6.48
Put options sold	Amount (kg)	10,886	43,545	43,545				97,976
	$ per oz	$5.02	$4.93	$5.19				$5.05
Call options purchased	Amount (kg)							
	$ per oz							
Call options sold	Amount (kg)	10,886	43,545	43,545				97,976
	$ per oz	$7.11	$7.40	$7.64				$7.48

The following table indicates the group's currency hedge position at 30 September 2006

	Year	2006	2007	2008	2009	2010	2011-2015	Total
RAND DOLLAR (000)								
Forward contracts	Amount ($)							
	US$/R							
Put options purchased	Amount ($)	40,000						40,000
	US$/R	R7.14						R7.14
Put options sold	Amount ($)	40,000						40,000
	US$/R	R6.87						R6.87
Call options purchased	Amount ($)							
	US$/R							
Call options sold	Amount ($)	45,000						45,000
	US$/R	R7.55						R7.55
A DOLLAR (000)								
Forward contracts	Amount ($)	42,798	50,000	20,000				112,798
	A$/US$	A$0.75	A$0.76	A$0.73				A$0.75
Put options purchased	Amount ($)	20,000						20,000
	A$/US$	A$0.73						A$0.73
Put options sold	Amount ($)	20,000						20,000
	A$/US$	A$0.76						A$0.76
Call options purchased	Amount ($)							
	A$/US$							
Call options sold	Amount ($)	20,000						20,000
	A$/US$	A$0.71						A$0.71
BRAZILIAN REAL (000)								
Forward contracts	Amount ($)	10,000	4,000					14,000
	US$/BRL	BRL2.86	BRL3.31					BRL2.99
Put options purchased	Amount ($)							
	US$/BRL							
Put options sold	Amount ($)							
	US$/BRL							
Call options purchased	Amount ($)							
	US$/BRL							
Call options sold	Amount ($)	5,000						5,000
	US$/BRL	BRL3.42						BRL3.42

Derivative analysis by accounting designation as at 30 September 2006

	Normal sale exempted	Cash flow hedge accounted	Non-hedge accounted	Total
	US Dollars (millions)			
Commodity option contracts	(488)	(9)	(1,006)	(1,504)
Foreign exchange option contracts	–	–	(11)	(11)
Forward sale commodity contracts	(1,035)	(405)	172	(1,268)
Forward foreign exchange contracts	–	5	(2)	3
Interest rate swaps	(37)	–	39	2
Total hedging contracts	**(1,559)**	**(410)**	**(808)**	**(2,777)**
Option component of convertible bonds	–	–	(44)	(44)
Total derivatives	**(1,559)**	**(410)**	**(852)**	**(2,821)**

Rounding of figures may result in computational discrepancies.

Group **operating results**

			Quarter ended			Nine months ended		Quarter ended			Nine months ended	
			Sep 2006	Jun 2006	Sep 2005	Sep 2006	Sep 2005	Sep 2006	Jun 2006	Sep 2005	Sep 2006	Sep 2005
					Unaudited					Unaudited		
					Rand / Metric					Dollar / Imperial		
OPERATING RESULTS												
UNDERGROUND OPERATION												
Milled	- 000 tonnes	/ - 000 tons	3,592	3,366	3,441	10,194	10,293	3,960	3,710	3,793	11,237	11,346
Yield	- g / t	/ - oz / t	6.98	7.24	7.38	7.11	7.33	0.204	0.211	0.215	0.207	0.214
Gold produced	- kg	/ - oz (000)	25,066	24,379	25,387	72,501	75,446	806	784	816	2,331	2,426
SURFACE AND DUMP RECLAMATION												
Treated	- 000 tonnes	/ - 000 tons	3,273	3,343	2,008	9,385	6,005	3,608	3,685	2,214	10,345	6,619
Yield	- g / t	/ - oz / t	0.46	0.50	0.57	0.50	0.51	0.013	0.015	0.017	0.015	0.015
Gold produced	- kg	/ - oz (000)	1,497	1,663	1,154	4,677	3,067	48	53	37	150	99
OPEN-PIT OPERATION [4]												
Mined	- 000 tonnes	/ - 000 tons	43,823	42,830	41,770	128,564	126,029	48,306	47,212	46,043	141,718	138,923
Treated	- 000 tonnes	/ - 000 tons	6,871	6,373	6,859	19,497	18,417	7,574	7,026	7,561	21,492	20,301
Stripping ratio	- t (mined total - mined ore) / t mined ore		5.56	4.53	5.18	4.94	5.28	5.56	4.53	5.18	4.94	5.28
Yield	- g / t	/ - oz / t	2.00	2.26	2.48	2.15	2.94	0.058	0.066	0.072	0.063	0.086
Gold in ore	- kg	/ - oz (000)	6,665	9,491	9,154	30,743	35,240	214	305	294	988	1,133
Gold produced	- kg	/ - oz (000)	13,742	14,415	17,028	41,883	54,104	442	463	547	1,347	1,739
HEAP LEACH OPERATION												
Mined	- 000 tonnes	/ - 000 tons	15,381	17,256	13,588	47,985	45,965	16,955	19,021	14,978	52,894	50,668
Placed [1]	- 000 tonnes	/ - 000 tons	5,790	6,090	5,299	17,441	17,150	6,382	6,713	5,842	19,226	18,905
Stripping ratio	- t (mined total - mined ore) / t mined ore		1.90	1.82	1.86	1.83	1.93	1.90	1.82	1.86	1.83	1.93
Yield [2]	- g / t	/ - oz / t	0.84	0.83	0.78	0.83	0.81	0.024	0.024	0.023	0.024	0.024
Gold placed [3]	- kg	/ - oz (000)	4,844	5,082	4,136	14,442	13,958	156	163	133	464	449
Gold produced	- kg	/ - oz (000)	3,559	3,567	4,154	10,495	12,707	114	115	134	337	409
TOTAL												
Gold produced	- kg	/ - oz (000)	43,864	44,024	47,723	129,556	145,323	1,410	1,415	1,534	4,165	4,672
Gold sold	- kg	/ - oz (000)	43,185	42,424	47,449	127,772	144,323	1,388	1,364	1,526	4,108	4,640
Price received	- R / kg	/ - $ / oz - sold	134,176	125,409	90,440	122,595	86,613	584	600	433	576	427
Total cash costs	- R / kg	/ - $ / oz - produced	71,495	63,276	59,453	65,267	57,177	311	305	284	308	282
Total production costs	- R / kg	/ - $ / oz - produced	95,267	85,168	78,082	87,594	74,456	414	410	373	413	367
PRODUCTIVITY PER EMPLOYEE [5]												
Target	- g	/ - oz	420	410	428	403	426	13.49	13.18	13.77	12.97	13.70
Actual	- g	/ - oz	360	360	387	353	378	11.57	11.58	12.43	11.33	12.16
CAPITAL EXPENDITURE - Rm	/ - $m		1,542	1,168	1,385	3,671	3,317	220	181	215	557	525

[1] Tonnes (Tons) placed on to leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

[4] Refer to Morila and Navachab pages for revised June 2006 quarter open pit operating results

[5] Refer to Geita, Morila, Obuasi, Sadiola and Yatela pages for revised June 2006 quarter productivity per employee results

Rounding of figures may results in computational discrepancies.

Group **income statement**

SA Rand million	Notes	Quarter ended September 2006 Unaudited	Quarter ended June 2006 Unaudited	Quarter ended September 2005 Unaudited	Nine months ended September 2006 Unaudited	Nine months ended September 2005 Unaudited
Revenue	2	**5,707**	4,966	4,332	15,129	12,911
Gold income		**5,459**	4,798	4,151	14,503	12,413
Cost of sales	3	**(3,987)**	(3,546)	(3,748)	(10,997)	(10,784)
Non-hedge derivative gain (loss)		**510**	(1,847)	(161)	(2,437)	(201)
Gross profit (loss)		**1,981**	(594)	243	1,069	1,429
Corporate administration and other expenses		**(126)**	(140)	(109)	(393)	(310)
Market development costs		**(26)**	(24)	(21)	(75)	(63)
Exploration costs		**(112)**	(116)	(81)	(301)	(219)
Other net operating expenses	4	**(34)**	(39)	(43)	(103)	(95)
Operating special items	5	**(56)**	14	(38)	(32)	(82)
Operating profit (loss)		**1,628**	(900)	(49)	165	659
Interest receivable		**60**	59	34	149	127
Exchange gain (loss)		**6**	(7)	3	(5)	6
Fair value adjustment on option component of convertible bond		**421**	158	(135)	347	59
Finance costs		**(157)**	(209)	(166)	(576)	(474)
Fair value loss on interest rate swaps		**-**	-	-	-	(5)
Share of associates' loss		**(4)**	(1)	(6)	(8)	(3)
Profit (loss) before taxation		**1,955**	(900)	(319)	71	370
Taxation	6	**(430)**	(86)	(10)	(559)	111
Profit (loss) after taxation from continuing operations		**1,524**	(986)	(329)	(488)	481
Loss for the period from discontinued operations	7	**(1)**	(4)	(42)	(12)	(163)
Profit (loss) for the period		**1,523**	(989)	(372)	(499)	318
Allocated as follows:						
Equity shareholders of parent		**1,470**	(1,047)	(415)	(651)	201
Minority interest		**54**	58	43	152	117
		1,523	(989)	(372)	(499)	318
Basic earnings (loss) per ordinary share (cents)						
Profit (loss) from continuing operations [a]		**533**	(382)	(141)	(236)	138
Loss from discontinued operations [a]		**-**	(1)	(16)	(4)	(62)
Profit (loss)		**533**	(383)	(157)	(240)	76
Diluted earnings (loss) per ordinary share (cents)						
Profit (loss) from continuing operations [b]		**533**	(382)	(140)	(236)	137
Loss from discontinued operations [b]		**-**	(1)	(16)	(4)	(61)
Profit (loss)		**533**	(383)	(156)	(240)	76
Dividends [c]						
- Rm					578	450
- cents per share					210	170

[a] Calculated on the basic weighted average number of ordinary shares.

[b] Calculated on the diluted weighted average number of ordinary shares.

[c] Dividends are translated at actual rates on date of payment.

Rounding of figures may results in computational discrepancies.

Group **income statement**

US Dollar million	Notes	Quarter ended September 2006 Unaudited	Quarter ended June 2006 Unaudited	Quarter ended September 2005 Unaudited	Nine months ended September 2006 Unaudited	Nine months ended September 2005 Unaudited
Revenue	2	**798**	766	666	2,288	2,042
Gold income		**763**	740	638	2,193	1,964
Cost of sales	3	**(557)**	(547)	(576)	(1,667)	(1,709)
Non-hedge derivative gain (loss)		**143**	(169)	(33)	(214)	(15)
Gross profit (loss)		**349**	25	29	312	240
Corporate administration and other expenses		**(18)**	(22)	(17)	(60)	(49)
Market development costs		**(4)**	(4)	(3)	(12)	(10)
Exploration costs		**(16)**	(18)	(12)	(45)	(35)
Other net operating expenses	4	**(5)**	(7)	(7)	(16)	(14)
Operating special items	5	**(7)**	2	(7)	(3)	(14)
Operating profit (loss)		**300**	(22)	(17)	176	118
Interest receivable		**8**	9	5	22	20
Exchange gain (loss)		**1**	(1)	-	(1)	1
Fair value adjustment on option component of convertible bond		**58**	25	(21)	44	11
Finance costs		**(22)**	(32)	(26)	(89)	(75)
Fair value loss on interest rate swaps		**-**	-	-	-	(1)
Share of associates' loss		**-**	-	-	(1)	(1)
Profit (loss) before taxation		**344**	(22)	(58)	152	74
Taxation	6	**(69)**	(23)	(2)	(98)	17
Profit (loss) after taxation from continuing operations		**276**	(45)	(60)	53	90
Loss for the period from discontinued operations	7	**-**	(1)	(7)	(2)	(27)
Profit (loss) for the period		**276**	(45)	(67)	52	63
Allocated as follows:						
Equity shareholders of parent		**268**	(54)	(73)	28	45
Minority interest		**8**	9	7	23	18
		276	(45)	(67)	52	63
Basic earnings (loss) per ordinary share (cents)						
Profit (loss) from continuing operations [a]		**97**	(20)	(25)	11	27
Loss from discontinued operations [a]		**-**	-	(3)	(1)	(10)
Profit (loss)		**97**	(20)	(28)	10	17
Diluted earnings (loss) per ordinary share (cents)						
Profit (loss) from continuing operations [b]		**97**	(20)	(25)	11	27
Loss from discontinued operations [b]		**-**	-	(3)	(1)	(10)
Profit (loss)		**97**	(20)	(28)	10	17
Dividends [c]						
- $m					81	69
- cents per share					29	26

[a] Calculated on the basic weighted average number of ordinary shares.

[b] Calculated on the diluted weighted average number of ordinary shares.

[c] Dividends are translated at actual rates on date of payment.

Rounding of figures may results in computational discrepancies.

Group **balance sheet**

SA Rand million	Notes	As at September 2006 Unaudited	As at June 2006 Unaudited	As at September 2005 Unaudited	As at December 2005 Audited
ASSETS					
Non-current assets					
Tangible assets		**44,432**	41,214	37,164	37,464
Intangible assets		**3,137**	2,873	2,602	2,533
Investments in associates		**327**	312	238	223
Other investments		**846**	662	582	645
Inventories		**1,991**	1,673	767	1,182
Derivatives		**48**	73	311	243
Trade and other receivables		**120**	164	142	124
Deferred taxation		**419**	368	233	279
Other non-current assets		**95**	95	126	101
		51,415	47,434	42,164	42,794
Current assets					
Inventories		**3,592**	3,181	2,623	2,436
Trade and other receivables		**1,822**	1,645	1,502	1,589
Derivatives		**5,548**	5,941	3,162	4,280
Current portion of other non-current assets		**5**	11	3	43
Cash restricted for use		**46**	21	86	52
Cash and cash equivalents		**2,871**	2,450	1,469	1,328
		13,884	13,250	8,845	9,728
Non-current assets held for sale		**225**	100	100	100
		14,109	13,350	8,946	9,828
TOTAL ASSETS		**65,524**	60,784	51,110	52,622
EQUITY AND LIABILITIES					
Share capital and premium	10	**22,077**	22,065	19,023	19,047
Retained earnings and other reserves	11	**123**	(3,057)	(360)	(2,463)
Shareholders' equity		**22,200**	19,008	18,663	16,584
Minority interests	12	**478**	419	375	374
Total equity		**22,678**	19,427	19,038	16,958
Non-current liabilities					
Borrowings		**10,497**	9,375	10,889	10,825
Environmental rehabilitation and other provisions		**2,671**	2,579	1,804	2,265
Provision for pension and post-retirement benefits		**1,267**	1,263	1,017	1,249
Trade, other payables and deferred income		**104**	109	90	87
Derivatives		**2,592**	3,484	2,096	2,460
Deferred taxation		**7,653**	7,239	7,954	7,353
		24,785	24,049	23,850	24,239
Current liabilities					
Trade, other payables and deferred income		**3,351**	3,011	2,709	2,711
Current portion of borrowings		**290**	465	991	1,190
Derivatives		**12,794**	12,723	4,218	6,814
Taxation		**1,532**	1,110	304	710
		17,967	17,309	8,222	11,425
Non-current liabilities held for sale		**95**	-	-	-
		18,061	17,309	8,222	11,425
Total liabilities		**42,846**	41,357	32,072	35,664
TOTAL EQUITY AND LIABILITIES		**65,524**	60,784	51,110	52,622
Net asset value - cents per share		**8,239**	7,060	7,191	6,401

Rounding of figures may results in computational discrepancies.

Group **balance sheet**

US Dollar million	Notes	As at September 2006 Unaudited	As at June 2006 Unaudited	As at September 2005 Unaudited	As at December 2005 Audited
ASSETS					
Non-current assets					
Tangible assets		**5,723**	5,768	5,843	5,905
Intangible assets		**404**	402	409	399
Investments in associates		**42**	44	37	35
Other investments		**109**	93	91	102
Inventories		**256**	234	121	186
Derivatives		**6**	10	49	38
Trade and other receivables		**15**	23	22	20
Deferred taxation		**54**	51	37	44
Other non-current assets		**12**	13	20	16
		6,622	6,639	6,629	6,745
Current assets					
Inventories		**463**	445	412	384
Trade and other receivables		**235**	230	236	250
Derivatives		**714**	832	497	675
Current portion of other non-current assets		**1**	2	-	7
Cash restricted for use		**6**	3	14	8
Cash and cash equivalents		**370**	343	231	209
		1,788	1,854	1,391	1,533
Non-current assets held for sale		**29**	14	16	16
		1,817	1,868	1,406	1,549
TOTAL ASSETS		**8,440**	8,507	8,035	8,294
EQUITY AND LIABILITIES					
Share capital and premium	10	**2,844**	3,088	2,991	3,002
Retained earnings and other reserves	11	**16**	(428)	(57)	(388)
Shareholders' equity		**2,859**	2,660	2,934	2,614
Minority interests	12	**62**	59	59	59
Total equity		**2,921**	2,719	2,993	2,673
Non-current liabilities					
Borrowings		**1,352**	1,312	1,712	1,706
Environmental rehabilitation and other provisions		**344**	361	284	356
Provision for pension and post-retirement benefits		**163**	177	160	197
Trade, other payables and deferred income		**13**	15	14	14
Derivatives		**334**	488	330	388
Deferred taxation		**986**	1,013	1,250	1,159
		3,192	3,366	3,750	3,820
Current liabilities					
Trade, other payables and deferred income		**432**	421	426	427
Current portion of borrowings		**37**	65	156	188
Derivatives		**1,648**	1,781	663	1,074
Taxation		**197**	155	48	112
		2,314	2,422	1,292	1,801
Non-current liabilities held for sale		**12**	-	-	-
		2,326	2,422	1,292	1,801
Total liabilities		**5,519**	5,788	5,042	5,621
TOTAL EQUITY AND LIABILITIES		**8,440**	8,507	8,035	8,294
Net asset value - cents per share		**1,061**	988	1,130	1,009

Rounding of figures may results in computational discrepancies.

Group **cash flow statement**

SA Rand million	Quarter ended September 2006 Unaudited	Quarter ended June 2006 Unaudited	Quarter ended September 2005 Unaudited	Nine months ended September 2006 Unaudited	Nine months ended September 2005 Unaudited
Cash flow from operating activities					
Receipts from customers	**5,681**	4,983	4,498	15,322	13,112
Payments to suppliers and employees	**(3,131)**	(2,822)	(3,313)	(9,027)	(9,914)
Cash generated from operations	**2,550**	2,161	1,185	6,295	3,198
Cash (utilised) generated by discontinued operations	**(16)**	14	(51)	(13)	(164)
Environmental, rehabilitation and other expenditure	**(49)**	(34)	(27)	(113)	(55)
Termination of employee benefit plans	**-**	-	(61)	-	(61)
Taxation paid	**(146)**	(178)	(45)	(415)	(140)
Net cash inflow from operating activities	**2,338**	1,963	1,000	5,754	2,777
Cash flows from investing activities					
Capital expenditure	**(1,542)**	(1,168)	(1,385)	(3,671)	(3,317)
Proceeds from disposal of tangible assets	**6**	54	22	71	25
Proceeds on disposal of discontinued assets	**7**	22	8	39	9
Other investments acquired	**(406)**	(13)	(4)	(424)	(18)
Associate loans and acquisitions	**(3)**	(63)	(1)	(66)	(92)
Proceeds from disposal of investments	**410**	19	1	447	1
Cash restricted for use	**(20)**	-	105	10	79
Interest received	**56**	44	21	118	93
Loans advanced	**-**	-	-	(1)	(43)
Repayment of loans advanced	**8**	26	2	36	15
Utilised in hedge restructure	**-**	-	-	-	(415)
Net cash outflow from investing activities	**(1,485)**	(1,079)	(1,231)	(3,441)	(3,663)
Cash flows from financing activities					
Proceeds from issue of share capital	**12**	3,026	17	3,061	35
Share issue expenses	**-**	(32)	-	(32)	-
Proceeds from borrowings	**496**	81	926	906	4,039
Repayment of borrowings	**(294)**	(2,973)	(148)	(3,636)	(2,043)
Finance costs	**(169)**	(84)	(137)	(504)	(425)
Dividends paid	**(606)**	(70)	(507)	(858)	(1,026)
Net cash (outflow) inflow from financing activities	**(560)**	(52)	151	(1,063)	581
Net increase (decrease) in cash and cash equivalents	**294**	831	(80)	1,250	(304)
Translation	**127**	200	(95)	294	143
Cash and cash equivalents at beginning of period	**2,450**	1,419	1,644	1,328	1,630
Net cash and cash equivalents at end of period	**2,871**	2,450	1,469	2,871	1,469
Cash generated from operations					
Profit (loss) before taxation	**1,955**	(900)	(319)	71	370
Adjusted for:					
Movement on non-hedge derivatives	**120**	2,584	244	4,286	486
Amortisation of tangible assets	**1,034**	951	784	2,844	2,303
Amortisation of intangible assets	**4**	3	3	10	9
Deferred stripping	**(262)**	(126)	(39)	(494)	(13)
Interest receivable	**(60)**	(59)	(34)	(149)	(127)
Operating special items	**56**	18	(17)	64	26
Finance costs	**157**	209	166	576	474
Fair value adjustment on option components of convertible bond	**(421)**	(158)	135	(347)	(59)
Other non-cash movements	**177**	(107)	105	188	199
Movement in working capital	**(210)**	(254)	157	(754)	(471)
	2,550	2,161	1,185	6,295	3,198
Movement in working capital					
(Increase) decrease in inventories	**(841)**	(1,019)	6	(2,014)	(900)
(Increase) decrease in trade and other receivables	**(200)**	70	253	(211)	(33)
Increase (decrease) in trade and other payables	**831**	695	(102)	1,471	462
	(210)	(254)	157	(754)	(471)

Rounding of figures may results in computational discrepancies.

Group **cash flow statement**

US Dollar million	Quarter ended September 2006 Unaudited	Quarter ended June 2006 Unaudited	Quarter ended September 2005 Unaudited	Nine months ended September 2006 Unaudited	Nine months ended September 2005 Unaudited
Cash flow from operating activities					
Receipts from customers	**798**	776	689	2,329	2,085
Payments to suppliers and employees	**(444)**	(442)	(509)	(1,384)	(1,576)
Cash generated from operations	**354**	334	180	945	509
Cash (utilised) generated by discontinued operations	**(2)**	2	(8)	(2)	(27)
Environmental, rehabilitation and other expenditure	**(7)**	(5)	(4)	(17)	(8)
Termination of employee benefit plans	**-**	-	(10)	-	(10)
Taxation paid	**(20)**	(28)	(7)	(63)	(22)
Net cash inflow from operating activities	**325**	302	151	863	441
Cash flows from investing activities					
Capital expenditure	**(220)**	(181)	(215)	(557)	(525)
Proceeds from disposal of tangible assets	**1**	8	3	11	5
Proceeds on disposal of discontinued assets	**1**	4	1	6	-
Other investments acquired	**(62)**	(2)	-	(64)	-
Associate loans and acquisitions	**-**	(10)	-	(10)	(15)
Proceeds from disposal of investments	**62**	3	-	68	-
Cash restricted for use	**(3)**	-	16	2	12
Interest received	**7**	7	3	17	15
Loans advanced	**-**	-	-	-	(7)
Repayment of loans advanced	**1**	4	-	5	2
Utilised in hedge restructure	**-**	-	-	-	(69)
Net cash outflow from investing activities	**(213)**	(167)	(192)	(522)	(582)
Cash flows from financing activities					
Proceeds from issue of share capital	**2**	505	3	511	6
Share issue expenses	**-**	(5)	-	(5)	-
Proceeds from borrowings	**75**	11	139	140	640
Repayment of borrowings	**(41)**	(493)	(19)	(594)	(324)
Finance costs	**(24)**	(13)	(21)	(78)	(67)
Dividends paid	**(85)**	(11)	(77)	(125)	(165)
Net cash (outflow) inflow from financing activities	**(73)**	(5)	25	(151)	90
Net increase (decrease) in cash and cash equivalents	**39**	131	(16)	190	(51)
Translation	**(12)**	(18)	1	(30)	(6)
Cash and cash equivalents at beginning of period	**343**	230	246	209	289
Net cash and cash equivalents at end of period	**370**	343	231	370	231
Cash generated from operations					
Profit (loss) profit before taxation	**344**	(22)	(58)	152	74
Adjusted for:					
Movement on non-hedge derivatives	**(54)**	281	46	493	64
Amortisation of tangible assets	**144**	147	121	431	365
Amortisation of intangible assets	**-**	-	-	1	1
Deferred stripping	**(31)**	(15)	(6)	(64)	(2)
Interest receivable	**(8)**	(9)	(5)	(22)	(20)
Operating special items	**7**	2	(2)	7	5
Finance costs	**22**	32	26	89	75
Fair value adjustment on option components of convertible bond	**(58)**	(25)	21	(44)	(11)
Other non-cash movements	**26**	(17)	15	27	30
Movement in working capital	**(38)**	(40)	22	(125)	(72)
	354	334	180	945	509
Movement in working capital					
Increase in inventories	**(55)**	(60)	(25)	(155)	(92)
(Increase) decrease in trade and other receivables	**(8)**	47	26	19	30
Increase (decrease) in trade and other payables	**25**	(27)	21	12	(10)
	(38)	(40)	22	(125)	(72)

Rounding of figures may results in computational discrepancies.

Statement of **recognised income and expense**

	Nine months ended September 2006 Unaudited	Year ended December 2005 Audited	Nine months ended September 2005 Unaudited
	SA Rand million		
Actuarial gains and losses on defined benefit retirement plans	-	(173)	42
Net loss on cash flow hedges removed from equity and report in income	874	391	42
Net loss on cash flow hedges	(1,717)	(1,281)	(433)
Gain on available for sale financial assets	147	17	20
Deferred taxation on items above	346	445	221
Net exchange translation differences	4,366	1,534	1,693
Net income recognised directly in equity	4,016	933	1,585
(Loss) profit for the period	(499)	(1,116)	318
	3,517	(183)	1,903
Attributable to:			
Equity shareholders of the parent	3,297	(355)	1,755
Minority interest	220	172	148
	3,517	(183)	1,903
	US Dollar million		
Actuarial gains and losses on defined benefit retirement plans	-	(27)	7
Net loss on cash flow hedges removed from equity and reported in income	155	18	6
Net loss on cash flow hedges	(221)	(202)	(68)
Gain on available for sale financial assets	16	2	3
Deferred taxation on items above	32	69	34
Net exchange translation differences	493	293	277
Net income recognised directly in equity	475	153	259
Profit (loss) for the period	52	(160)	63
Total recognised income and expense for the period	527	(7)	322
Attributable to:			
Equity shareholders of the parent	506	(28)	305
Minority interest	21	21	17
	527	(7)	322

Rounding of figures may results in computational discrepancies.

Notes

for the quarter and nine months ended 30 September 2006

1. Basis of preparation

The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2005 and revised International Financial Reporting Standards (IFRS) which are effective 1 January 2006, where applicable.

The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS34, JSE Listings Requirements and in the manner required by the South African Companies Act, 1973 for the preparation of financial information of the group for the quarter and nine months ended 30 September 2006.

Where the preparation or classification of an item has been amended, comparative information has been reclassified to ensure comparability with the current period as disclosed in the previous annual report. Such amendments have been made to provide the users of the financial statements with additional information.

2. Revenue

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sept 2006	Jun 2006	Sept 2005	Sept 2006	Sept 2005	Sept 2006	Jun 2006	Sept 2005	Sept 2006	Sept 2005
	Unaudited					Unaudited				
	SA Rand million					US Dollar million				
Gold income	**5,459**	4,798	4,151	14,503	12,413	**763**	740	638	2,193	1,964
By-products and other revenue (note 3)	**188**	109	147	477	371	**26**	17	23	73	59
Interest receivable	**60**	59	34	149	127	**8**	9	5	22	20
	5,707	4,966	4,332	15,129	12,911	**798**	766	666	2,288	2,042

3. Cost of sales

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sept 2006	Jun 2006	Sept 2005	Sept 2006	Sept 2005	Sept 2006	Jun 2006	Sept 2005	Sept 2006	Sept 2005
	Unaudited					Unaudited				
	SA Rand million					US Dollar million				
Cash operating costs	**3,095**	2,853	2,904	8,583	8,523	**432**	441	446	1,303	1,352
By-products and other revenue (note 2)	**(188)**	(109)	(147)	(477)	(371)	**(26)**	(17)	(23)	(73)	(59)
	2,907	2,744	2,757	8,106	8,152	**406**	424	423	1,230	1,293
Other cash costs	**167**	137	104	422	296	**23**	21	16	64	47
Total cash costs	**3,075**	2,881	2,861	8,527	8,448	**429**	445	439	1,293	1,340
Retrenchment costs	**14**	13	60	38	106	**2**	2	9	6	16
Rehabilitation & other non-cash costs	**23**	25	67	86	161	**3**	4	10	13	26
Production costs	**3,111**	2,919	2,988	8,652	8,714	**434**	451	459	1,313	1,382
Amortisation of tangible assets	**1,034**	951	784	2,844	2,303	**144**	147	121	431	365
Amortisation of intangible assets	**4**	3	3	10	9	**–**	–	–	1	1
Total production costs	**4,148**	3,873	3,775	11,506	11,027	**579**	599	580	1,745	1,748
Inventory change	**(161)**	(327)	(28)	(509)	(243)	**(22)**	(52)	(4)	(77)	(40)
	3,987	3,546	3,748	10,997	10,784	**557**	547	576	1,667	1,709

Rounding of figures may result in computational discrepancies.

4. Other net operating expenses

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sept 2006	Jun 2006	Sept 2005	Sept 2006	Sept 2005	Sept 2006	Jun 2006	Sept 2005	Sept 2006	Sept 2005
	Unaudited					Unaudited				
	SA Rand million					US Dollar million				
Pension and medical defined benefit provisions	(20)	(19)	(29)	(58)	(59)	(3)	(4)	(5)	(9)	(9)
Claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims and costs of old tailings operations	(14)	(18)	(14)	(41)	(36)	(2)	(3)	(2)	(6)	(5)
Other	–	(2)	–	(4)	–	–	–	–	(1)	–
	(34)	(39)	(43)	(103)	(95)	(5)	(7)	(7)	(16)	(14)

5. Operating special items

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sept 2006	Jun 2006	Sept 2005	Sept 2006	Sept 2005	Sept 2006	Jun 2006	Sept 2005	Sept 2006	Sept 2005
	Unaudited					Unaudited				
	SA Rand million					US Dollar million				
Contract termination fee at Geita	–	–	(55)	–	(55)	–	–	(9)	–	(9)
Under provision of indirect taxes	(1)	(33)	–	(27)	–	–	(5)	–	(4)	–
VAT not recoverable	(58)	–	–	(58)	–	(8)	–	–	(8)	–
Impairment of tangible assets (note 8)	–	–	–	(3)	(45)	–	–	–	–	(7)
Profit on disposal of assets (note 8)	3	47	17	56	18	1	7	2	8	2
	(56)	14	(38)	(32)	(82)	(7)	2	(7)	(3)	(14)

6. Taxation

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sept 2006	Jun 2006	Sept 2005	Sept 2006	Sept 2005	Sept 2006	Jun 2006	Sept 2005	Sept 2006	Sept 2005
	Unaudited					Unaudited				
	SA Rand million					US Dollar million				
Current tax										
Normal taxation	(520)	(369)	(37)	(1,110)	(64)	(72)	(56)	(6)	(164)	(12)
Disposal of tangible assets (note 8)	(3)	(3)	1	(11)	1	(1)	–	–	(2)	1
	(523)	(372)	(36)	(1,121)	(63)	(73)	(56)	(6)	(166)	(11)
Deferred taxation										
Temporary differences	15	(140)	(35)	(144)	(249)	1	(22)	(5)	(23)	(36)
Impairment of tangible assets (note 8)	–	–	–	1	16	–	–	–	–	2
Change in tax rate	–	–	–	–	393	–	–	–	–	60
Contract termination fee at Geita	–	–	19	–	19	–	–	3	–	3
Unrealised non-hedge derivatives	77	426	42	705	(5)	3	55	6	91	(1)
	92	286	26	562	174	4	33	4	68	28
Total taxation	(430)	(86)	(10)	(559)	111	(69)	(23)	(2)	(98)	17

Rounding of figures may result in computational discrepancies.

7. Discontinued operations

The Ergo surface dump reclamation, which forms part of the South African operations, has been discontinued as the operation has reached the end of its useful life. The results of Ergo are presented below:

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sept 2006	Jun 2006	Sept 2005	Sept 2006	Sept 2005	Sept 2006	Jun 2006	Sept 2005	Sept 2006	Sept 2005
	Unaudited					Unaudited				
	SA Rand million					US Dollar million				
Gold income	**3**	10	4	19	99	**1**	2	1	3	16
Retrenchment, rehabilitation and other costs	**(6)**	(8)	(13)	(20)	(410)	**(1)**	(1)	(2)	(3)	(66)
Gross (loss) profit	**(3)**	2	(9)	–	(311)	**–**	–	(1)	–	(49)
Impairment loss reversed	**–**	–	–	–	115	**–**	–	–	–	17
(Loss) profit before taxation from discontinued operations	**(3)**	2	(9)	–	(196)	**–**	–	(1)	–	(32)
Taxation	**2**	(5)	(34)	(11)	34	**–**	(1)	(5)	(2)	5
Net loss attributable to discontinued operations	**(1)**	(4)	(42)	(12)	(163)	**–**	(1)	(7)	(2)	(27)

8. Headline earnings (loss)

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sept 2006	Jun 2006	Sept 2005	Sept 2006	Sept 2005	Sept 2006	Jun 2006	Sept 2005	Sept 2006	Sept 2005
	Unaudited					Unaudited				
	SA Rand million					US Dollar million				
The profit (loss) attributable to equity shareholders has been adjusted by the following to arrive at headline earnings (loss):										
Profit (loss) attributable to equity shareholders	**1,470**	(1,047)	(415)	(651)	201	**268**	(54)	(73)	28	45
Impairment of tangible assets (note 5)	**–**	–	–	3	45	**–**	–	–	–	7
Profit on disposal of assets (note 5)	**(3)**	(47)	(17)	(56)	(18)	**(1)**	(7)	(2)	(8)	(2)
Taxation on items above – current portion (note 6)	**3**	3	(1)	11	(1)	**1**	–	–	2	(1)
Taxation on items above – deferred portion (note 6)	**–**	–	–	(1)	(16)	**–**	–	–	–	(2)
Net loss from discontinued operations (note 7)	**1**	4	42	12	163	**–**	1	7	2	27
Headline earnings (loss)	**1,471**	(1,086)	(390)	(683)	374	**268**	(60)	(69)	24	74
Cents per share [1]										
Headline earnings (loss)	**534**	(398)	(147)	(251)	141	**97**	(22)	(26)	9	28

(1)   Calculated on the basic weighted average number of ordinary shares.

Rounding of figures may result in computational discrepancies.

9. **Shares**

	Quarter ended			Nine months ended	
	Sept 2006	Jun 2006	Sept 2005	Sept 2006	Sept 2005
Authorised:					
Ordinary shares of 25 SA cents each	400,000,000	400,000,000	400,000,000	400,000,000	400,000,000
A redeemable preference shares of 50 SA cents each	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares of 1 SA cent each	5,000,000	5,000,000	5,000,000	5,000,000	5,000,000
Issued and fully-paid:					
Ordinary shares in issue	275,258,118	275,168,569	264,749,794	275,258,118	264,749,794
A redeemable preference shares	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares	778,896	778,896	778,896	778,896	778,896
Weighted average number of ordinary shares for the period					
Basic ordinary shares	275,671,212	273,028,361	264,642,218	271,588,698	264,562,882
Diluted number of ordinary shares	275,795,886	273,450,168	265,224,451	271,171,372	265,146,330

During the quarter, 89,549 ordinary shares were allotted in terms of the AngloGold Share Incentive Scheme. The basic weighted number of ordinary shares include time-related options as at 30 September 2006 as follows:
- for the quarter - 446,062 options; and
- for the nine months - 445,519 options.

All the preference shares are held by a wholly-owned subsidiary company.

10. **Share capital and premium**

	As at				As at			
	Sept 2006	Jun 2006	Sept 2005	Dec 2005	Sept 2006	Jun 2006	Sept 2005	Dec 2005
	Unaudited			Audited	Unaudited			Audited
	SA Rand million				US Dollar million			
Balance at beginning of period	19,047	19,047	18,987	18,987	3,002	3,002	3,364	3,364
Ordinary shares issued	3,030	3,018	35	60	506	504	6	9
Translation	–	–	–	–	(664)	(418)	(379)	(371)
Balance at end of period	**22,077**	22,065	19,023	19,047	**2,844**	3,088	2,991	3,002

Rounding of figures may result in computational discrepancies.

11. Retained earnings and other reserves

	Retained Earnings	Non-distributable reserves	Foreign currency translation reserve	Actuarial gains (losses)	Other Comprehensive income	Total
SA Rand million						
Balance at December 2004	3,379	138	(3,552)	(122)	(1,040)	(1,197)
Actuarial gains and losses recognised	–	–	–	42	–	42
Deferred taxation recognised directly in equity	–	–	–	(14)	–	(14)
Profit attributable to equity shareholders	201	–	–	–	–	201
Dividends	(926)	–	–	–	–	(926)
Net loss on cash flow hedges removed from equity and reported in income	–	–	–	–	39	39
Net loss on cash flow hedges	–	–	–	–	(430)	(430)
Deferred taxation on cash flow hedges	–	–	–	–	235	235
Gain on available for sale financial assets	–	–	–	–	20	20
Share-based payment expense	–	–	–	–	8	8
Translation	–	–	1,808	(2)	(144)	(1,662)
Balance at September 2005	2,654	138	(1,744)	(96)	(1,312)	(360)
Balance at December 2005	1,191	138	(1,910)	(227)	(1,655)	(2,463)
Loss attributable to equity shareholders	(651)	–	–	–	–	(651)
Dividends	(742)	–	–	–	–	(742)
Net loss on cash flow hedges removed from equity and reported in income	–	–	–	–	867	867
Net loss on cash flow hedges	–	–	–	–	(1,708)	(1,708)
Deferred taxation on cash flow hedges	–	–	–	–	346	346
Gain on available for sale financial assets	–	–	–	–	147	147
Share-based payment expense	–	–	–	–	31	31
Translation	–	–	4,472	1	(177)	4,296
Balance at September 2006	(202)	138	2,562	(226)	(2,149)	123
US Dollar million						
Balance at December 2004	286	24	(317)	(22)	(184)	(213)
Actuarial gains and losses recognised	–	–	–	7	–	7
Deferred taxation recognised directly in equity	–	–	–	(2)	–	(2)
Profit attributable to equity shareholders	45	–	–	–	–	45
Dividends	(150)	–	–	–	–	(150)
Net loss on cash flow hedges removed from equity and reported in income	–	–	–	–	6	6
Net loss on cash flow hedges	–	–	–	–	(68)	(68)
Deferred taxation on cash flow hedges	–	–	–	–	36	36
Gain on available for sale financial assets	–	–	–	–	3	3
Share-based payment expense	–	–	–	–	1	1
Translation	–	(2)	278	2	–	278
Balance at September 2005	181	22	(39)	(15)	(206)	(57)
Balance at December 2005	(46)	22	(67)	(36)	(261)	(388)
Profit attributable to equity shareholders	28	–	–	–	–	28
Dividends	(107)	–	–	–	–	(107)
Net loss on cash flow hedges removed from equity and reported in income	–	–	–	–	154	154
Net loss on cash flow hedges	–	–	–	–	(220)	(220)
Deferred taxation on cash flow hedges	–	–	–	–	32	32
Gain on available for sale financial assets	–	–	–	–	16	16
Share-based payment expense	–	–	–	–	5	5
Translation	–	(3)	495	7	(3)	496
Balance at September 2006	(125)	19	428	(29)	(277)	16

Rounding of figures may result in computational discrepancies.

12. Minority interests

	As at				As at			
	Sept 2006	Jun 2006	Sept 2005	Dec 2005	Sept 2006	Jun 2006	Sept 2005	Dec 2005
	Unaudited			Audited	Unaudited			Audited
	SA Rand million				US Dollar million			
Balance at beginning of year	**374**	374	327	327	**59**	59	58	58
Attributable profit	**152**	98	117	146	**23**	16	18	23
Dividends paid	**(116)**	(88)	(100)	(125)	**(18)**	(14)	(16)	(20)
Net loss on cash flow hedges removed from equity and reported in income	**7**	5	3	4	**1**	1	–	1
Net loss on cash flow hedges	**(9)**	(12)	(3)	(9)	**(1)**	(2)	–	(2)
Translation	**70**	42	31	31	**(2)**	(1)	(1)	(1)
Balance at end of period	**478**	419	375	374	**62**	59	59	59

13. Exchange rates

	Sept 2006	Jun 2006	Sept 2005	Dec 2005
	Unaudited	Unaudited	Unaudited	Audited
Rand/US dollar average for the period	**6.59**	6.31	6.31	6.37
Rand/US dollar average for the quarter	**7.15**	6.46	6.51	6.53
Rand/US dollar closing	**7.76**	7.15	6.36	6.35
BRL/US dollar average for the period	**2.17**	2.25	2.30	2.29
BRL/US dollar average for the quarter	**2.17**	2.18	2.34	2.25
BRL/US dollar closing	**2.17**	2.16	2.22	2.35
Rand/Australian dollar average for the period	**4.93**	4.69	4.85	4.85
Rand/Australian dollar average for the quarter	**5.41**	4.83	4.95	4.86
Rand/Australian dollar closing	**5.82**	5.31	4.85	4.65

14. Capital commitments

	Sept 2006	Jun 2006	Sept 2005	Dec 2005	Sept 2006	Jun 2006	Sept 2005	Dec 2005
	Unaudited			Audited	Unaudited			Audited
	SA Rand million				US Dollar million			
Orders placed and outstanding on capital contracts at the prevailing rate of exchange	**2,910**	2,726	1,753	1,182	**375**	382	276	186

Liquidity and capital resources*:*

To service the above capital commitments and other operational requirements, the group is dependant upon cash generated from the South African operations, borrowing facilities and cash distributions from offshore operations.

Cash generated from the South African operations fund to a large extent the capital expenditure to maintain and expand those operations in South Africa. Consequently other funding requirements are serviced from borrowing facilities and offshore distributions which are subject to market and other risks. The credit facilities and other financing arrangements contain financial covenants and other similar undertakings.

The distributions from offshore operations are subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition offshore distributions from joint venture partners are subject to consent and co-operation from those joint venture partners.

The group's current covenant performance, cash and liquidity funds from the various resources available are within the required limits which will meet its obligations and capital commitments.

Rounding of figures may result in computational discrepancies.

15.   Contingent liabilities

AngloGold Ashanti's contingent liabilities at 30 September 2006 are detailed below:

Water pumping cost – South Africa – Representatives of the three mining companies, along with their respective legal teams, have been finalising settlement and other related agreements over the last few months. The three mining companies are Simmer and Jack Mines Limited, Harmony Gold Mining Company Limited and AngloGold Ashanti Limited.

Following on the government's request that the New Water Company be a section 21 company, AngloGold Ashanti is in the process of replacing the signed Settlement and Shareholders' Agreements with a new Settlement Agreement, Members' Agreement, and Loan Agreement and is attending to fulfil the conditions precedent included in these new agreements, namely:

- The unconditional conclusion of a Purchase Agreement between the New Water Company and the provisional liquidators of Stilfontein Gold Mining Company for the purchase of the Margaret and Scott Shafts;
- The Department of Water Affairs and Forestry (DWAF) must issue all licences necessary for the New Water Company to conduct its business; and
- The DWAF confirms in writing that in respect of the dewatering of Margaret Shaft only the Water Resource Management charge will be applicable to the abstraction of such water and that no other water tariff will be imposed unless it is established that the abstraction of water has an effect on the yield of the Vaal River, a Vaal River Tariff may also come into effect.

The agreements will not be binding on the mining companies unless all of the above conditions precedent are met by the due date, which may be extended by agreement between the parties.

Similarly to the signed Settlement Agreement, the new draft Settlement Agreement describes the formation of a "New Water Company", which will take over the running of the Margaret and Scott Shafts from the Stilfontein Gold Mining Company. The new company will be responsible for the operation of the shafts and the operation of all pumping equipment at the Margaret Shaft in order to transfer all fissure water to surface on a daily basis. The Scott Shaft is required for ventilation purposes. The funding required from each of the mining companies will be set out in the Loan Agreement, which is currently being drafted. Each of the three companies has in principle agreed to provide one-third of the start up capital required on loan account to the New Water Company. Each mining company will contribute a maximum of R18m capital in the aggregate over a three-year period. Any additional working or other capital costs required by the New Water Company will be borrowed or otherwise obtained from outside sources.

Stilfontein has been placed in provisional liquidation on the application of a creditor, Mining Reclamation Services (Pty) Limited. The Master of the High Court has appointed four liquidators. The State (DWAF, Department of Minerals and Energy (DME) and Department of Environmental Affairs and Tourism (DEAT)) has indicated that it regards the environmental legislation as paramount and that the liquidators must comply with all directives. The Purchase Agreement, if signed, will allow the mining companies to purchase the Margaret and Scott Shafts from Stilfontein. A Court Order may be necessary in due course – the liquidators have indicated, in any event, that given the uncertainty of the position in regard to the conflict between Environmental Law and Insolvency Law, they may require a court sanction whatever arrangement is concluded. AngloGold Ashanti is in the process of attempting to have the costs of the Margaret and Scott Shafts set off against the amount that Stilfontein owes the three mining companies for contributing Stilfontein's portion of the pumping costs in terms of the 1 November 2005 directive. These costs could be considered administrative costs in the liquidation.

Groundwater pollution – South Africa – AngloGold Ashanti has identified a number of groundwater pollution sites at its current operations in South Africa, and has investigated a number of different technologies and methodologies that could possibly be used to remediate the pollution plumes. The viability of the suggested remediation techniques in the local geological formation in South Africa is however unknown. No sites have been remediated and present research and development work is focused on several pilot projects to find a solution that will in fact yield satisfactory results in South African conditions. Subject to the technology being developed as a remediation technique, no reliable estimate can be made for the obligation.

Retrenchment costs – South Africa – Following the decision to discontinue operations at Ergo in 2005, employees surplus to requirements have had their service contracts terminated and retrenchment packages settled. Ergo continues to retain various staff members to complete the discontinuance and the attendant environmental obligations which are expected to be completed by 2012. The retained employees may resign, be transferred within the Group, attain retirement age or be retrenched as their current position is made redundant. AngloGold Ashanti is currently unable to determine the effect, if any, of any potential retrenchment costs.

Provision of surety – South Africa – AngloGold Ashanti has provided sureties in favour of a lender on a Gold loan facility with its affiliate Oro Africa (Pty) Ltd and one of its subsidiaries to a maximum value of R100m ($13m). The suretyship agreements have a termination notice period of 90 days.

Sales tax on gold deliveries – Brazil – Mineração Serra Grande S.A., the operator of the Crixas mine in Brazil, has received assessments from the State of Goias Tax Inspection related to payments of sales taxes on gold deliveries for export. The Serra Grande operation is co-owned with Kinross Gold Corporation. The company manages the operation and its attributable share of the assessment is approximately $29m. The company believes the assessments are in violation of Federal legislation on sales taxes and that there is a remote chance of success for the State of Goias. The assessment has been appealed.

Litigation with mining contractor – Ghana – A group of employees of Mining and Building Contractors (MBC), the Obuasi underground developer, are claiming to be employees of the group. If successful, there is a risk of some employees claiming rights to share options.

Capital cost of water pipelines – Namibia – A potential liability of approximately $1m exists at Navachab in Namibia to pay the outstanding capital cost of the water pipeline in the event of mine closure prior to 2019.

16. **Concentration of risk**

There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Malian government:

- Reimbursable value added tax due from the Malian government for the company, amounts to an attributable $35m at 30 September 2006 (30 June 2006: attributable $30m). The last audited value added tax return was for the period ended 31 March 2006 and at that date an attributable $25m was still outstanding and an attributable $10m is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Malian government in terms of the previous audits.

- Reimbursable fuel duties from the Malian government for the company, amount to an attributable $12m at 30 September 2006 (30 June 2006: attributable $14m). Fuel duties refund claims are required to be submitted before 31 January of the following year and are subject to authorisation by firstly the Department of Mining and secondly the Custom and Excise authorities. The Customs and Excise authorities have approved an attributable $7m which is still outstanding, whilst an attributable $5m is still subject to authorisation. The accounting processes for the unauthorised amount are in accordance with the processes advised by the Malian government in terms of the previous authorisations.

The government of Mali is a shareholder in all the Malian entities and has provided a repayment plan for the amounts due.

There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Tanzanian government:

- Reimbursable value added tax due from the Tanzanian government, for the company amounts to $14m at 30 September 2006 (30 June 2006: $12m). The last audited value added tax return was for the period ended 31 March 2006 and at that date $10m was still outstanding and $4m is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Tanzanian government in terms of the previous audits.

- Reimbursable fuel duties from the Tanzanian government, for the company amount to $11m at 30 September 2006 (30 June 2006: $11m). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities. Claims for refund of fuel duties amounting to $8m have been lodged with the Customs and Excise authorities, which is still outstanding, whilst claims for refund of $3m have not yet been submitted. The accounting processes for the unauthorised amount are in accordance with the processes advised by the Tanzanian government in terms of the previous authorisations.

17. Attributable interest

Although AngloGold Ashanti holds a 66.7% interest in Cripple Creek & Victor Gold Mining Company Limited, it is currently entitled to receive 100% of the cash flows from the operation until the loan, extended to the joint venture by AngloGold Ashanti USA Inc., is repaid.

18. Borrowings

AngloGold Ashanti's borrowings are interest bearing.

19. Announcements

On 14 July 2006, AngloGold Ashanti announced the signing of a Heads of Agreement with Antofagasta PLC to jointly explore a highly prospective belt in Southern Colombia for new gold and copper deposits. AngloGold Ashanti will include all of its mineral applications, contracts and third party contracts within the area of interest in the new joint venture, while Antofagasta will commit to fund a minimum of $1m of exploration within 12 months of the signing of the agreement, with an option to invest an additional $7m within four years in order to earn-in to 50% of the joint venture. Both AngloGold Ashanti and Antofagasta will have the right to increase their interests by 20% in copper-dominant and gold-dominant properties subject to certain conditions.

On 4 August 2006, AngloGold Ashanti announced the appointment to its board or Mr J H Mensah, a member of the Ghanaian Parliament with extensive experience in international and local economic management and Prof. L W Nkuhlu, a respected South African academic, professional and business leader. Messrs P L Zim and his alternate, Mr D D Barber announced their resignation from the board. The above appointments and resignations were effective from 4 August 2006.

On 23 August 2006, AngloGold Ashanti announced that it had entered into an agreement with Central African Gold plc (CAG) to sell its entire business undertaking, related to the Bibiani mine and Bibiani North prospecting permit and to transfer all assets, including all of Bibiani's employees, fixed mining and non-mining assets, inventory, trade debtors and intellectual property as well as the Bibiani lease and the Bibiani North prospecting licence, and procure the cessation and delegation of all contracts related to Bibiani to CAG for a cash consideration of $40m.

On 30 August 2006, AngloGold Ashanti announced that it had granted the right to executive directors to acquire AngloGold Ashanti ordinary shares in terms of the AngloGold Share Incentive Scheme's Long-term Incentive Plan (LTIP), pursuant to which, a total of 57,150 awards were granted to four executive directors. All awards granted in terms of the LTIP vest three years from date of grant, subject to the achievement of the performance conditions under which the awards were made.

On 30 August 2006, AngloGold Ashanti announced that it had been advised by the Volta River Authority (VRA) of potential power shortage at its Ghanaian operations due to water shortages impacting the VRA's power generating facilities. This announcement was followed by an update on 6 September 2006 in which AngloGold Ashanti advised that the company was in discussions with the VRA, the Chamber of Mines in Ghana and the government of Ghana on activities designed to minimise the impact of the power shortages on the economy and the mining industry and to provide for a sustainable solution in the future. At the same time, AngloGold Ashanti provided guidance to investors as to the impact on production which the power shortages had at its Ghanaian operations.

On 21 September 2006, AngloGold Ashanti announced that it had entered into a 50:50 strategic alliance with Russian gold and silver producer, OAO Inter-Regional Research and Production Association Polymetal (Polymetal) in terms of which, Polymetal and AngloGold Ashanti would cooperate in exploration, acquisition and development of gold mining opportunities within the Russian Federation.

On 2 October 2006, AngloGold Ashanti announced the imminent finalisation of an employee share ownership plan with the National Union of Mineworkers, Solidarity, United Association and Izingwe Holdings (Proprietary) Limited ("empowerment transaction"). The empowerment transaction is subject to, amongst other things, shareholders approval and a circular giving notice of a general meeting of shareholders to be held on 11 December 2006 will be posted to shareholders on or about 13 November 2006.

20. Recent developments

On 11 October 2006, a revised draft Mineral and Petroleum Royalty Bill was released by the South African Treasury Department. The draft Mineral and Petroleum Royalty Bill originally released in March 2003, proposed a royalty payment of 3% of gross revenue per year, payable quarterly, in the case of gold. The revised draft imposes a royalty on the extraction and transfers of South Africa's mineral resources at a proposed rate of 1.5% on refined gold (produced to at least 99.5% purity), payable twice a year on a six-monthly basis. Royalties paid will be tax deductible. The revised draft Mineral and Petroleum Royalty Bill is open for comment until 31 January 2007. If passed by Parliament, the Act would be in effect for all mineral resources extracted and transferred on or after 1 May 2009.

21. Dividend

Interim dividend No. 100 of 210 South African cents or 16.32 UK pence or 2,845.50 cedis per share was paid to registered shareholders on 25 August 2006, while a dividend of 8.0766 Australian cents per CHESS Depositary Interest (CDI) was paid on the same day. On 28 August 2006, a dividend of 28.455 cedis per Ghanaian Depositary Share (GhDS) was paid to holders thereof. Each CDI represents one-fifth of an ordinary share, and 100 GhDSs represent one ordinary share. A dividend was paid to holders of American Depositary Receipts (ADRs) on 5 September 2006 at a rate of 29.407 US cents per American Depositary Share (ADS). Each ADS represents one ordinary share.

By order of the Board

R P EDEY   **R M GODSELL**
Chairman   Chief Executive Officer

27 October 2006

Segmental reporting

for the quarter and nine months ended 30 September 2006

Based on risks and returns the directors consider that the primary reporting format is by business segment. The directors consider that there is only one business segment being mining, extraction and production of gold. Therefore the disclosures for the primary segment have already been given in the abbreviated financial statements. The secondary reporting format is by geographical analysis by origin.

	Quarter ended September 2006 Unaudited	Quarter ended June 2006 Unaudited	Quarter ended September 2005 Unaudited	Nine months ended September 2006 Unaudited	Nine months ended September 2005 Unaudited	Quarter ended September 2006 Unaudited	Quarter ended June 2006 Unaudited	Quarter ended September 2005 Unaudited	Nine months ended September 2006 Unaudited	Nine months ended September 2005 Unaudited
	SA Rand million					US Dollar million				
Gold income										
South Africa	**2,640**	2,191	1,833	6,761	5,433	**370**	338	282	1,021	859
Argentina	**221**	276	151	666	445	**31**	42	23	101	71
Australia	**454**	465	312	1,228	1,062	**64**	72	48	185	168
Brazil	**422**	367	265	1,093	782	**59**	57	41	165	124
Ghana	**484**	391	442	1,327	1,306	**67**	60	68	201	207
Guinea	**217**	224	205	629	553	**30**	34	31	95	87
Mali	**583**	544	382	1,573	1,073	**82**	85	59	239	169
Namibia	**100**	82	57	257	160	**14**	13	9	39	25
Tanzania	**181**	173	298	600	1,086	**25**	26	46	91	173
USA	**156**	85	205	369	515	**22**	13	31	56	81
	5,459	4,798	4,151	14,503	12,413	**763**	740	638	2,193	1,964
Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives										
South Africa	**1,106**	1,145	383	2,874	932	**155**	174	59	430	145
Argentina	**79**	123	37	257	142	**11**	19	6	39	23
Australia	**251**	242	32	626	244	**35**	37	5	94	39
Brazil	**258**	225	124	617	396	**36**	35	19	92	63
Ghana	**(70)**	(43)	(70)	(78)	(84)	**(10)**	(7)	(11)	(11)	(13)
Guinea	**(18)**	27	6	39	92	**(2)**	4	1	6	14
Mali	**250**	268	106	699	307	**36**	41	16	107	49
Namibia	**46**	37	23	116	18	**6**	6	4	18	3
Tanzania	**(51)**	19	(9)	(17)	(2)	**(7)**	3	(1)	(2)	1
USA	**23**	(33)	27	1	84	**3**	(5)	4	-	13
Other	**146**	(22)	19	123	(10)	**20**	(2)	3	18	(3)
	2,020	1,988	678	5,257	2,119	**283**	305	105	791	334
Cash gross profit (loss) [1]										
South Africa	**1,484**	1,520	613	3,985	1,653	**208**	232	94	600	259
Argentina	**134**	168	81	402	258	**19**	26	12	61	41
Australia	**315**	298	79	788	403	**44**	46	12	118	64
Brazil	**304**	264	163	737	500	**42**	41	25	111	79
Ghana	**86**	100	38	368	229	**12**	15	6	57	37
Guinea	**41**	77	56	203	189	**6**	12	9	31	29
Mali	**342**	336	186	910	523	**48**	52	29	138	83
Namibia	**57**	50	30	149	35	**8**	8	5	23	5
Tanzania	**36**	68	54	168	226	**5**	10	9	26	37
USA	**81**	64	99	206	276	**11**	10	15	31	44
Other	**162**	(8)	36	171	47	**23**	-	5	23	8
	3,041	2,937	1,435	8,087	4,339	**426**	452	221	1,219	686

[1] Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets, less non-cash revenues. Refer to note F of "Non-GAAP disclosure" for the definition.

Rounding of figures may results in computational discrepancies.

Segmental reporting (continued)

	Quarter ended September 2006 Unaudited	Quarter ended June 2006 Unaudited	Quarter ended September 2005 Unaudited	Nine months ended September 2006 Unaudited	Nine months ended September 2005 Unaudited	Quarter ended September 2006 Unaudited	Quarter ended June 2006 Unaudited	Quarter ended September 2005 Unaudited	Nine months ended September 2006 Unaudited	Nine months ended September 2005 Unaudited
	kg					oz (000)				
Gold production										
South Africa	**20,296**	20,150	21,070	59,409	62,406	**653**	648	677	1,910	2,006
Argentina	**1,702**	2,004	1,616	5,337	4,987	**55**	64	52	172	160
Australia	**3,366**	3,516	3,146	9,703	11,272	**108**	113	101	312	362
Brazil	**2,858**	2,526	2,759	7,647	7,947	**92**	81	89	246	256
Ghana	**4,540**	4,552	5,260	13,988	15,914	**146**	146	169	450	512
Guinea	**1,940**	1,826	1,907	5,542	5,738	**62**	59	61	178	184
Mali	**4,029**	4,533	4,190	12,590	12,309	**130**	146	135	405	396
Namibia	**711**	684	657	2,073	1,814	**23**	22	21	67	58
Tanzania	**2,280**	2,203	4,247	7,110	15,343	**73**	71	137	229	493
USA	**2,143**	2,030	2,871	6,157	7,594	**69**	65	92	198	244
	43,864	44,024	47,723	129,556	145,323	**1,410**	1,415	1,534	4,165	4,672

	Quarter ended September 2006 Unaudited	Quarter ended June 2006 Unaudited	Quarter ended September 2005 Unaudited	Nine months ended September 2006 Unaudited	Nine months ended September 2005 Unaudited	Quarter ended September 2006 Unaudited	Quarter ended June 2006 Unaudited	Quarter ended September 2005 Unaudited	Nine months ended September 2006 Unaudited	Nine months ended September 2005 Unaudited
	SA Rand million					US Dollar million				
Capital expenditure										
South Africa	**543**	472	549	1,422	1,558	**77**	73	84	216	247
Argentina	**26**	12	17	84	76	**4**	2	3	13	12
Australia	**162**	66	69	289	176	**24**	10	11	44	28
Brazil	**396**	309	144	926	340	**57**	48	22	140	54
Ghana	**153**	161	142	420	366	**21**	25	22	64	58
Guinea	**26**	28	47	83	208	**4**	4	7	13	33
Mali	**7**	10	18	22	60	**1**	2	3	3	10
Namibia	**5**	5	3	15	22	**1**	1	-	2	3
Tanzania	**198**	84	372	334	451	**29**	13	59	51	72
USA	**17**	16	14	60	37	**2**	2	2	9	6
Other	**9**	5	10	16	23	**1**	1	1	2	4
	1,542	1,168	1,385	3,671	3,317	**220**	181	215	557	525

	As at September 2006 Unaudited	As at June 2006 Unaudited	As at September 2005 Unaudited	As at December 2005 Audited	As at September 2006 Unaudited	As at June 2006 Unaudited	As at September 2005 Unaudited	As at December 2005 Audited
	SA Rand million				US Dollar million			
Total assets								
South Africa	15,867	15,927	14,866	15,554	**2,044**	2,229	2,337	2,451
Argentina	2,186	1,965	1,818	1,635	**282**	275	286	258
Australia	6,606	5,978	4,608	4,738	**851**	837	724	747
Brazil	4,176	3,535	2,326	2,449	**538**	495	366	386
Ghana	13,886	13,023	11,538	11,419	**1,789**	1,823	1,814	1,800
Guinea	2,092	2,045	1,740	1,735	**269**	286	274	273
Mali	2,508	2,273	2,081	2,007	**323**	318	327	316
Namibia	408	360	224	289	**53**	50	35	46
Tanzania	10,551	9,151	7,207	7,924	**1,359**	1,281	1,133	1,249
USA	3,864	3,179	2,770	2,734	**498**	445	435	431
Other	3,380	3,348	1,931	2,138	**434**	468	304	337
	65,524	60,784	51,110	52,622	**8,440**	8,507	8,035	8,294

Rounding of figures may results in computational discrepancies.

Non-GAAP disclosure

From time to time AngloGold Ashanti may publicly disclose certain "non-GAAP" financial measures in the course of our financial presentations, earnings releases, earnings conference calls and otherwise.

The group utilises certain non-GAAP performance measures and ratios in managing our business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measure of performance prepared in accordance with GAAP. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies use.

A   Headline earnings adjusted for the effect of unrealised non-hedge derivatives, fair value adjustments on convertible bond and interest rate swaps

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sep 2006	Jun 2006	Sep 2005	Sep 2006	Sep 2005	Sep 2006	Jun 2006	Sep 2005	Sep 2006	Sep 2005
			Unaudited					Unaudited		
		SA Rand million					US Dollar million			
Headline earnings (loss) (note 8)	**1,471**	(1,086)	(390)	(683)	374	**268**	(60)	(69)	24	74
Unrealised non-hedge derivatives loss (gain) (note C)	**39**	2,583	435	4,188	690	**(65)**	280	76	479	95
Deferred tax on unrealised non-hedge derivatives (note 6)	**(77)**	(426)	(42)	(705)	5	**(3)**	(55)	(6)	(91)	1
Fair value adjustment on option component of convertible bond	**(421)**	(158)	135	(347)	(59)	**(58)**	(25)	21	(44)	(11)
Fair value loss on interest rate swap	**-**	-	-	-	5	**-**	-	-	-	1
Headline earnings before unrealised non-hedge derivatives, fair value adjustments on convertible bond and interest rate swaps [2]	**1,011**	911	138	2,453	1,015	**141**	140	22	367	159
Cents per share [1]										
Headline earnings adjusted for the effect of unrealised non-hedge derivatives, fair value adjustments on convertible bond and interest rate swaps [2]	**367**	334	52	903	384	**51**	51	8	135	60

[1] *Calculated on the basic weighted average number of ordinary shares.*

[2] *Non-hedge derivatives in the income statement comprise the change in fair value of all non-hedge derivatives as follows:*
  - *Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and*
  - *Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.*

Headline earnings adjusted for the effect of unrealised non-hedge derivatives, fair value adjustments on convertible bond and interest rate swaps, is intended to illustrate earnings after adjusting for:

  - *The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the position settled in the period; and*
  - *Investment in hedge restructure transaction: During the hedge restructure in the quarters ended 31 December 2004 and 31 March, 2005, $83m and $69m in cash was injected into the hedge book to increase the value of long-dated contracts. This investment in long-dated derivatives (all of which have not yet matured), for the purposes of the adjustment to earnings, will only be taken into account when the long-dated contracts are settled.*
  - *The unrealised fair value change on the option component of the convertible bond.*

B   Gross profit adjusted for the effect of unrealised non-hedge derivatives

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sep 2006	Jun 2006	Sep 2005	Sep 2006	Sep 2005	Sep 2006	Jun 2006	Sep 2005	Sep 2006	Sep 2005
			Unaudited					Unaudited		
		SA Rand million					US Dollar million			
Reconciliation of gross profit (loss) to gross profit adjusted for the effect of unrealised non-hedge derivatives:										
Gross profit (loss)	**1,981**	(594)	243	1,069	1,429	**349**	25	29	312	240
Unrealised non-hedge derivatives (note C)	**39**	2,583	435	4,188	690	**(65)**	280	76	479	95
Gross profit adjusted for the effect of unrealised non-hedge derivatives	**2,020**	1,988	678	5,257	2,119	**283**	305	105	791	334

Rounding of figures may results in computational discrepancies.

		Quarter ended		Nine months ended		Quarter ended			Nine months ended	
		Sep 2006	Jun 2006	Sep 2005	Sep 2006	Sep 2005	Sep 2006	Jun 2006	Sep 2005	Sep 2006	Sep 2005
			Unaudited					Unaudited			
		SA Rand million / Metric					US Dollar million / Imperial				
C	**Non-hedge derivative gain (loss) is summarised as**										
	Realised non-hedge derivative gain	**549**	736	274	1,751	489	**77**	112	43	265	80
	Unrealised non-hedge derivative (loss) gain	**(39)**	(2,583)	(435)	(4,188)	(690)	**65**	(280)	(76)	(479)	(95)
	Non-hedge derivative gain (loss) per income statement	**510**	(1,847)	(161)	(2,437)	(201)	**143**	(169)	(33)	(214)	(15)
D	**Price received**										
	Gold income per income statement	**5,459**	4,798	4,151	14,503	12,413	**763**	740	638	2,193	1,964
	Adjusted for minority interests	**(214)**	(214)	(135)	(590)	(402)	**(29)**	(34)	(21)	(90)	(63)
		5,245	4,584	4,017	13,913	12,011	**734**	706	617	2,103	1,900
	Realised non-hedge derivatives (note C)	**549**	736	274	1,751	489	**77**	112	43	265	80
		5,794	5,320	4,291	15,664	12,500	**811**	818	660	2,368	1,980
	Attributable gold sold - kg / - oz (000)	**43,185**	42,424	47,449	127,772	144,323	**1,388**	1,364	1,526	4,108	4,640
	Revenue price per unit - R/kg / - $/oz	**134,176**	125,409	90,440	122,595	86,613	**584**	600	433	576	427
E	**Total costs**										
	Total cash costs (note 3)	**3,075**	2,881	2,861	8,527	8,448	**429**	445	439	1,293	1,340
	Adjusted for minority interests and non-gold producing companies	**61**	(95)	(24)	(72)	(138)	**9**	(14)	(4)	(11)	(22)
	Total cash costs adjusted for minority interests and non-gold producing companies	**3,136**	2,786	2,837	8,455	8,309	**438**	431	436	1,282	1,318
	Retrenchment costs (note 3)	**14**	13	60	38	106	**2**	2	9	6	16
	Rehabilitation and other non-cash costs (note 3)	**23**	25	67	86	161	**3**	4	10	13	26
	Amortisation of tangible assets (note 3)	**1,034**	951	784	2,844	2,303	**144**	147	121	431	365
	Amortisation of intangible assets (note 3)	**4**	3	3	10	9	**-**	-	-	1	1
	Adjusted for minority interests and non-gold producing companies	**(32)**	(29)	(25)	(85)	(68)	**(4)**	(4)	(4)	(13)	(11)
	Total production costs adjusted for minority interests and non-gold producing companies	**4,179**	3,749	3,726	11,348	10,820	**584**	580	573	1,720	1,715
	Gold produced - kg / - oz (000)	**43,864**	44,024	47,723	129,556	145,323	**1,410**	1,415	1,534	4,165	4,672
	Total cash cost per unit - R/kg / -$/oz	**71,495**	63,276	59,453	65,267	57,177	**311**	305	284	308	282
	Total production cost per unit - R/kg / -$/oz	**95,267**	85,168	78,082	87,594	74,456	**414**	410	373	413	367
F	**Cash gross profit**										
	Gross profit adjusted for the effect of unrealised non-hedge derivatives (note B)	**2,020**	1,988	678	5,257	2,119	**283**	305	105	791	334
	Amortisation of tangible assets (note 3)	**1,034**	951	784	2,844	2,303	**144**	147	121	431	365
	Amortisation of intangible assets (note 3)	**4**	3	3	10	9	**-**	-	-	1	1
	Non-cash revenues	**(16)**	(5)	(30)	(24)	(92)	**(2)**	(1)	(5)	(3)	(14)
		3,041	2,937	1,435	8,087	4,339	**426**	452	221	1,219	686
G	**EBITDA**										
	Operating profit (loss) per income statement	**1,628**	(900)	(49)	165	659	**300**	(22)	(17)	176	118
	Amortisation of tangible assets (note 3)	**1,034**	951	784	2,844	2,303	**144**	147	121	431	365
	Amortisation of intangible assets (note 3)	**4**	3	3	10	9	**-**	-	-	1	1
	Impairment of tangible assets (note 5)	**-**	-	-	3	45	**-**	-	-	-	7
	Unrealised non-hedge derivatives (note C)	**39**	2,583	435	4,188	690	**(65)**	280	76	479	95
	Profit on disposal of assets (note 5)	**(3)**	(47)	(17)	(56)	(18)	**(1)**	(7)	(2)	(8)	(2)
	Share of associates' EBITDA	**(2)**	(1)	(6)	(6)	(2)	**-**	-	(1)	(1)	-
		2,700	2,590	1,151	7,148	3,686	**378**	398	177	1,078	583

Rounding of figures may results in computational discrepancies.

		Quarter ended			Nine months ended		Quarter ended			Nine months ended	
		Sep 2006	Jun 2006	Sep 2005	Sep 2006	Sep 2005	Sep 2006	Jun 2006	Sep 2005	Sep 2006	Sep 2005
				Unaudited					Unaudited		
			SA Rand million					US Dollar million			
H	**Interest cover**										
	EBITDA (note G)	**2,700**	2,590	1,151	7,148	3,686	**378**	398	177	1,078	583
	Finance costs per income statement	**157**	209	166	576	474	**22**	32	26	89	75
	Capitalised finance costs	**19**	19	30	48	81	**3**	3	5	7	13
		176	228	196	623	555	**25**	35	30	96	88
	Interest cover - times	**15.34**	11.35	5.87	11.47	6.64	**15.12**	11.29	5.90	11.23	6.63
I	**Free cash flow**										
	Net cash inflow from operating activities per cash flow	**2,338**	1,963	1,000	5,754	2,777	**325**	302	151	863	441
	Stay-in-business capital expenditure	**(952)**	(696)	(956)	(2,272)	(2,100)	**(136)**	(108)	(149)	(345)	(333)
		1,386	1,267	44	3,482	677	**189**	195	2	518	108

		As at Sep 2006	As at Jun 2006	As at Sep 2005	As at Dec 2005	As at Sep 2006	As at Jun 2006	As at Sep 2005	As at Dec 2005
				Unaudited				Unaudited	
			SA Rand million / Metric				US Dollar million / Imperial		
J	**Net asset value - cents per share**								
	Total equity per balance sheet	**22,678**	19,427	19,038	16,958	**2,921**	2,719	2,993	2,673
	Number of ordinary shares in issue - millions (note 9)	**275**	275	265	265	**275**	275	265	265
	Net asset value - cents per share	**8,239**	7,060	7,191	6,401	**1,061**	988	1,130	1,009
	Total equity per balance sheet	**22,678**	19,427	19,038	16,958	**2,921**	2,719	2,993	2,673
	Intangible assets per balance sheet	**(3,137)**	(2,873)	(2,602)	(2,533)	**(404)**	(402)	(409)	(399)
		19,541	16,554	16,436	14,425	**2,517**	2,317	2,584	2,274
	Number of ordinary shares in issue - millions (note 9)	**275**	275	265	265	**275**	275	265	265
	Net tangible asset value - cents per share	**7,099**	6,016	6,208	5,445	**914**	842	976	858
K	**Net debt**								
	Borrowings - long-term portion per balance sheet	**10,497**	9,375	10,889	10,825	**1,352**	1,312	1,712	1,706
	Borrowings - short-term portion per balance sheet	**290**	465	991	1,190	**37**	65	156	188
	Total borrowings	**10,787**	9,840	11,880	12,015	**1,389**	1,377	1,868	1,894
	Cash and cash equivalents per balance sheet	**(2,871)**	(2,450)	(1,469)	(1,328)	**(370)**	(343)	(231)	(209)
	Net debt	**7,916**	7,390	10,411	10,687	**1,019**	1,034	1,637	1,685

Rounding of figures may results in computational discrepancies.

Development

for the quarter ended 30 September 2006

Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.

Statistics are shown in metric units	Advanced	Sampled					
	metres	Sampled	Ave. channel	gold		uranium	
	(total)	metres	width (cm)	Ave. g/t	Ave. cm.g/t	Ave. kg/t	Ave. cm.kg/t
VAAL RIVER							
Great Noligwa							
Vaal reef	3,512	604	119.7	24.39	2,919	0.93	110.83
Kopanang							
Vaal reef	6,731	686	13.6	140.59	1,912	11.28	153.38
Tau Lekoa							
Ventersdorp Contact reef	1,824	492	75.1	8.19	615	-	-
Moab Khotsong							
Vaal reef	5,032	140	108.2	16.76	1,813	1.49	161.00
WEST WITS							
TauTona							
Ventersdorp Contact reef	201	-	-	-	-	-	-
Carbon Leader reef	3,357	30	11.8	58.73	693	-	-
Savuka							
Ventersdorp Contact reef	-	-	-	-	-	-	-
Carbon Leader reef	260	-	-	-	-	-	-
Mponeng							
Ventersdorp Contact reef	4,146	570	114.6	23.69	2,715	-	-
AUSTRALIA							
Sunrise Dam	1,411	1,411	-	7.84	-	-	-
BRAZIL							
AngloGold Ashanti Brasil Mineração							
Mine de Cuiabá	147	146	63.4	7.04	-	-	-
Córrego do Sitio	394	178	-	5.43	-	-	-
Lamego	638	67	70.0	3.95	-	-	-
Serra Grande							
Mina III	1,191	360	100.0	4.13	-	-	-
Mina Nova	61	-	-	-	-	-	-
GHANA							
Obuasi	6,745	1,796	500.0 *	9.98	4,990	-	-

Statistics are shown in imperial units	Advanced	Sampled					
	feet	Sampled	Ave. channel	gold		uranium	
	(total)	feet	width (inches)	Ave. oz/t	Ave. ft.oz/t	Ave. lb/t	Ave. ft.lb/t
VAAL RIVER							
Great Noligwa							
Vaal reef	11,521	1,982	47.1	0.71	2.79	1.86	7.30
Kopanang							
Vaal reef	22,083	2,251	5.4	4.10	1.83	22.56	10.07
Tau Lekoa							
Ventersdorp Contact reef	5,984	1,614	29.6	0.24	0.59	-	-
Moab Khotsong							
Vaal reef	16,508	459	42.6	0.49	1.74	2.98	10.58
WEST WITS							
TauTona							
Ventersdorp Contact reef	658	-	-	-	-	-	-
Carbon Leader reef	11,012	98	4.6	1.71	0.66	-	-
Savuka							
Ventersdorp Contact reef	-	-	-	-	-	-	-
Carbon Leader reef	854	-	-	-	-	-	-
Mponeng							
Ventersdorp Contact reef	13,602	1,870	45.1	0.69	2.60	-	-
						-	-
AUSTRALIA						-	-
Sunrise Dam	4,629	4,629	-	0.23	-	-	-
BRAZIL							
AngloGold Ashanti Brasil Mineração							
Mina de Cuiabá	481	479	25.0	0.21	-	-	-
Córrego do Sitio	1,293	584	-	0.16	-	-	-
Lamego	2,094	219	27.6	0.12	-	-	-
Serra Grande							
Mina III	3,907	1,182	39.4	0.12	-	-	-
Mina Nova	199	-	-	-	-	-	-
GHANA							
Obuasi	22,129	5,891	196.9 *	0.29	4.77	-	-

* Average ore body width

Key **operating results**

PER REGION & OPERATION

SA Rand / US Dollar	Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006	Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006
	Capital expenditure - Rm				Capital expenditure - $m			
SOUTH AFRICA	**543**	**472**	**549**	**1,422**	**77**	**73**	**84**	**216**
Vaal River								
Great Noligwa	88	56	47	197	13	9	7	30
Kopanang	72	52	70	180	10	8	11	27
Moab Khotsong	147	138	168	396	21	21	26	60
Tau Lekoa	16	13	20	49	2	2	3	8
Surface Operations	10	22	53	44	1	3	8	7
West Wits								
Mponeng	81	69	76	214	11	11	12	32
Savuka	4	4	8	8	1	1	1	1
TauTona	124	118	108	332	17	18	17	50
ARGENTINA	**26**	**12**	**17**	**84**	**4**	**2**	**3**	**13**
Cerro Vanguardia - Attributable 92.50%	24	11	16	77	3	2	2	12
Minorities and exploration	2	1	1	7	1	-	1	1
AUSTRALIA	**162**	**66**	**69**	**289**	**24**	**10**	**11**	**44**
Sunrise Dam	56	41	60	136	8	6	9	21
Boddington	104	24	9	150	16	4	2	23
Exploration	2	1	-	3	-	-	-	-
BRAZIL	**396**	**309**	**144**	**926**	**57**	**48**	**22**	**140**
AngloGold Ashanti Brasil Mineração	362	277	122	834	52	43	19	127
Serra Grande - Attributable 50%	16	15	11	42	2	2	2	6
Minorities, exploration and other	18	17	11	50	3	3	1	7
GHANA	**153**	**161**	**142**	**420**	**21**	**25**	**22**	**64**
Bibiani	1	-	10	2	-	-	2	-
Iduapriem - Attributable 85%	10	3	8	14	1	-	1	2
Obuasi	140	156	120	397	19	24	19	60
Minorities and exploration	2	2	4	7	1	1	-	2
GUINEA	**26**	**28**	**47**	**83**	**4**	**4**	**7**	**13**
Siguiri - Attributable 85%	22	24	40	71	3	4	6	11
Minorities and exploration	4	4	7	12	1	-	1	2
MALI	**7**	**10**	**18**	**22**	**1**	**2**	**3**	**3**
Morila - Attributable 40%	-	1	2	4	-	-	-	1
Sadiola - Attributable 38%	4	7	12	15	1	1	2	2
Yatela - Attributable 40%	2	1	3	2	-	-	1	-
NAMIBIA	**5**	**5**	**3**	**15**	**1**	**1**	**-**	**2**
Navachab	5	5	3	15	1	1	-	2
TANZANIA	**198**	**84**	**372**	**334**	**29**	**13**	**59**	**51**
Geita	198	84	372	334	29	13	59	51
USA	**17**	**16**	**14**	**60**	**2**	**2**	**2**	**9**
Cripple Creek & Victor J.V.	17	16	14	60	2	2	2	9
OTHER	**9**	**5**	**10**	**16**	**1**	**1**	**1**	**2**
ANGLOGOLD ASHANTI	**1,542**	**1,168**	**1,385**	**3,671**	**220**	**181**	**215**	**557**

Rounding of figures may results in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

Metric	Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006	Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006
	Yield - g/t				Gold produced - kg			
SOUTH AFRICA					**20,296**	**20,150**	**21,070**	**59,409**
Vaal River								
Great Noligwa	7.72	8.11	9.03	8.13	4,699	4,767	5,275	14,479
Kopanang	6.63	7.19	7.85	6.88	3,448	3,561	3,933	10,229
Moab Khotsong	5.43	6.83	-	6.35	329	338	-	960
Tau Lekoa	3.59	3.61	4.20	3.59	1,358	1,289	2,195	4,086
Surface Operations	0.44	0.50	0.53	0.46	819	970	757	2,453
West Wits								
Mponeng	9.83	10.38	9.01	10.02	4,832	4,853	3,946	13,954
Savuka	8.44	7.17	8.01	7.80	808	653	1,121	2,114
TauTona [2]	10.51	9.70	9.91	9.82	4,000	3,718	3,843	11,132
ARGENTINA					**1,702**	**2,004**	**1,616**	**5,337**
Cerro Vanguardia - Attributable 92.50%	7.00	8.92	7.26	7.93	1,702	2,004	1,616	5,337
AUSTRALIA					**3,366**	**3,516**	**3,146**	**9,703**
Sunrise Dam [3]	3.10	3.27	3.24	3.08	3,366	3,516	3,146	9,703
BRAZIL					**2,858**	**2,526**	**2,759**	**7,647**
AngloGold Ashanti Brasil Mineração [2]	7.13	7.45	7.08	7.46	2,098	1,766	2,011	5,377
Serra Grande - Attributable 50%	7.29	7.50	8.00	7.45	760	760	748	2,270
GHANA					**4,540**	**4,552**	**5,260**	**13,988**
Bibiani [5]	0.44	0.47	-	0.57	263	274	860	1,013
Iduapriem [3] - Attributable 85%	1.73	1.77	1.70	1.75	1,360	1,265	1,355	3,976
Obuasi [2]	4.05	4.33	4.64	4.31	2,916	3,013	3,045	8,999
GUINEA					**1,940**	**1,826**	**1,907**	**5,542**
Siguiri [3] - Attributable 85%	1.09	1.16	1.17	1.09	1,940	1,826	1,907	5,542
MALI					**4,029**	**4,533**	**4,190**	**12,590**
Morila - Attributable 40%	3.85	4.22	5.33	4.03	1,551	1,684	2,151	4,925
Sadiola - Attributable 38%	2.85	3.50	2.66	3.15	1,430	1,607	1,373	4,352
Yatela [4] - Attributable 40%	2.97	4.92	3.08	4.21	1,048	1,242	666	3,313
NAMIBIA					**711**	**684**	**657**	**2,073**
Navachab	1.72	1.95	2.00	1.87	711	684	657	2,073
TANZANIA					**2,280**	**2,203**	**4,247**	**7,110**
Geita	1.48	1.50	2.72	1.67	2,280	2,203	4,247	7,110
USA					**2,143**	**2,030**	**2,871**	**6,157**
Cripple Creek & Victor J.V. [4]	0.65	0.54	0.62	0.56	2,143	2,030	2,871	6,157
ANGLOGOLD ASHANTI					**43,864**	**44,024**	**47,723**	**129,556**
Underground Operations	6.98	7.24	7.38	7.11	25,066	24,379	25,387	72,501
Surface and Dump Reclamation	0.46	0.50	0.57	0.50	1,497	1,663	1,154	4,677
Open-pit Operations	2.00	2.26	2.48	2.15	13,742	14,415	17,028	41,883
Heap Leach Operations [1]	0.84	0.83	0.78	0.83	3,559	3,567	4,154	10,495
					43,864	**44,024**	**47,723**	**129,556**

[1] The yield is calculated on gold placed into leach pad inventory / tonnes placed on to leach pad.
[2] The yield of TauTona, AngloGold Ashanti Brasil Mineração and Obuasi represents underground operations.
[3] The yield of Sunrise Dam, Iduapriem and Siguiri represents open-pit operations.

[4] Yatela and Cripple Creek & Victor Joint Venture operations yield reflects gold placed/tonnes placed.
[5] The yield of Bibiani represents surface and dump reclamation.

Rounding of figures may results in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

Metric	Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006	Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006
	Productivity per employee - g				Gold sold - kg			
SOUTH AFRICA	**268**	**264**	**256**	**258**	**20,232**	**19,488**	**21,109**	**58,606**
Vaal River								
Great Noligwa	243	242	263	248	4,768	4,606	5,279	14,357
Kopanang	229	227	256	223	3,481	3,452	3,936	10,134
Moab Khotsong	123	128	-	112	330	328	-	948
Tau Lekoa	164	152	180	151	1,366	1,253	2,196	4,050
Surface Operations	1,088	1,263	835	1,083	841	928	757	2,429
West Wits								
Mponeng	342	349	284	334	4,731	4,692	3,949	13,684
Savuka	256	207	159	225	788	646	1,135	2,086
TauTona	326	308	301	306	3,928	3,584	3,856	10,920
ARGENTINA	**962**	**1,145**	**978**	**1,014**	**1,605**	**2,122**	**1,543**	**5,293**
Cerro Vanguardia - Attributable 92.50%	962	1,145	978	1,014	1,605	2,122	1,543	5,293
AUSTRALIA	**2,232**	**2,646**	**2,395**	**2,325**	**3,194**	**3,496**	**3,148**	**9,515**
Sunrise Dam	2,867	3,031	2,696	2,782	3,194	3,496	3,148	9,515
BRAZIL	**640**	**596**	**712**	**594**	**2,771**	**2,551**	**2,476**	**7,880**
AngloGold Ashanti Brasil Mineração	573	511	641	511	2,045	1,750	1,845	5,609
Serra Grande - Attributable 50%	945	971	1,015	968	725	801	632	2,271
GHANA	**224**	**224**	**230**	**229**	**4,633**	**4,024**	**5,131**	**13,532**
Bibiani	476	572	715	659	283	221	860	980
Iduapriem - Attributable 85%	648	611	628	636	1,434	1,130	1,366	3,915
Obuasi	165	169	156	168	2,916	2,673	2,906	8,637
GUINEA	**494**	**447**	**565**	**471**	**1,755**	**1,826**	**2,067**	**5,356**
Siguiri - Attributable 85%	494	447	565	471	1,755	1,826	2,067	5,356
MALI	**1,297**	**1,457**	**2,014**	**1,349**	**4,097**	**4,177**	**4,143**	**12,313**
Morila - Attributable 40%	1,178	1,270	3,409	1,251	1,520	1,520	2,166	4,680
Sadiola - Attributable 38%	1,339	1,508	1,792	1,347	1,498	1,542	1,378	4,353
Yatela - Attributable 40%	1,455	1,723	975	1,529	1,079	1,115	599	3,280
NAMIBIA	**769**	**747**	**702**	**737**	**695**	**629**	**621**	**2,004**
Navachab	769	747	702	737	695	629	621	2,004
TANZANIA	**382**	**381**	**1,049**	**411**	**2,020**	**2,100**	**4,339**	**7,049**
Geita	382	381	1,049	411	2,020	2,100	4,339	7,049
USA	**2,151**	**2,069**	**3,003**	**2,101**	**2,183**	**2,009**	**2,872**	**6,224**
Cripple Creek & Victor J.V.	2,151	2,069	3,003	2,101	2,183	2,009	2,872	6,224
ANGLOGOLD ASHANTI	**360**	**360**	**387**	**353**	**43,185**	**42,424**	**47,449**	**127,772**

Rounding of figures may results in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

SA Rand / Metric	Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006	Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006
	Total cash costs - R/kg				Total production costs - R/kg			
SOUTH AFRICA	**62,837**	**59,200**	**59,053**	**61,255**	**82,547**	**78,854**	**75,532**	**80,976**
Vaal River								
Great Noligwa	62,145	57,253	56,203	57,030	78,323	73,661	68,992	73,277
Kopanang	65,114	60,958	53,142	63,386	78,594	74,306	70,869	77,136
Moab Khotsong	153,993	137,630	-	152,306	246,929	224,472	-	242,914
Tau Lekoa	95,702	92,719	78,182	97,073	123,094	124,569	95,657	127,055
Surface Operations	72,723	55,290	59,142	63,577	81,457	62,634	59,142	72,116
West Wits								
Mponeng	49,800	47,250	57,014	49,429	70,280	68,188	79,527	69,697
Savuka	67,618	73,967	79,484	70,862	74,723	83,203	95,304	78,226
TauTona	55,777	55,276	54,202	56,284	80,233	78,155	71,140	80,254
ARGENTINA	**49,808**	**39,959**	**42,746**	**42,313**	**79,928**	**61,167**	**67,818**	**67,638**
Cerro Vanguardia - Attributable 92.50%	49,170	39,447	42,180	41,745	79,097	60,527	67,116	66,922
AUSTRALIA	**82,199**	**58,720**	**69,032**	**66,792**	**99,263**	**74,505**	**85,550**	**83,627**
Sunrise Dam	80,232	56,683	67,566	64,526	98,305	72,706	83,882	81,145
BRAZIL	**50,934**	**44,052**	**39,079**	**45,860**	**63,648**	**56,398**	**52,434**	**58,442**
AngloGold Ashanti Brasil Mineração	47,496	39,397	36,065	41,920	59,868	51,862	50,595	54,614
Serra Grande - Attributable 50%	43,943	42,580	33,207	41,176	57,431	54,514	42,700	53,147
GHANA	**90,249**	**85,107**	**71,666**	**80,909**	**128,858**	**118,571**	**96,971**	**115,139**
Bibiani	163,285	85,963	64,529	91,763	197,243	117,938	97,587	123,514
Iduapriem - Attributable 85%	77,622	84,886	77,230	77,846	103,239	110,484	98,025	103,108
Obuasi	89,549	85,122	71,204	81,042	134,636	122,025	96,328	119,514
GUINEA	**100,179**	**83,876**	**64,817**	**86,702**	**129,505**	**109,149**	**88,239**	**114,510**
Siguiri - Attributable 85%	100,179	83,876	64,817	86,702	129,505	109,149	88,239	114,510
MALI	**58,445**	**48,372**	**44,963**	**51,567**	**82,079**	**63,691**	**64,663**	**69,610**
Morila - Attributable 40%	64,107	51,803	40,511	55,685	84,277	66,241	69,496	73,257
Sadiola - Attributable 38%	63,739	52,888	50,341	56,663	79,042	69,219	62,898	71,363
Yatela - Attributable 40%	53,712	48,496	59,688	48,729	93,736	63,636	63,983	71,780
NAMIBIA	**58,677**	**57,763**	**56,025**	**53,833**	**74,494**	**75,514**	**56,659**	**69,766**
Navachab	58,677	57,763	56,025	53,833	74,494	75,514	56,659	69,766
TANZANIA	**124,644**	**105,814**	**74,172**	**99,571**	**163,321**	**128,519**	**87,353**	**126,436**
Geita	124,644	105,814	74,172	99,571	163,321	128,519	87,353	126,436
USA	**58,320**	**52,062**	**49,274**	**53,658**	**80,936**	**76,599**	**71,681**	**76,425**
Cripple Creek & Victor J.V.	55,821	49,987	48,304	51,579	78,428	74,525	70,711	74,343
ANGLOGOLD ASHANTI	**71,495**	**63,276**	**59,453**	**65,267**	**95,267**	**85,168**	**78,082**	**87,594**

Rounding of figures may results in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

SA Rand	Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006	Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006
	Cash gross profit (loss) - Rm [1]				Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives - Rm			
SOUTH AFRICA	**1,484**	**1,520**	**613**	**3,985**	**1,106**	**1,145**	**383**	**2,874**
Vaal River								
Great Noligwa	350	367	175	1,017	281	295	137	799
Kopanang	246	265	123	671	204	222	93	543
Moab Khotsong	(6)	-	-	(19)	(36)	(29)	-	(105)
Tau Lekoa	53	54	18	116	19	16	(12)	3
Surface Operations	55	76	27	162	48	69	27	141
West Wits								
Mponeng	414	423	124	1,114	318	324	59	839
Savuka	54	40	8	121	49	34	(2)	107
TauTona	318	294	138	803	224	213	81	547
ARGENTINA	**134**	**168**	**81**	**402**	**79**	**123**	**37**	**257**
Cerro Vanguardia - Attributable 92.50%	125	157	76	374	75	115	36	242
Minorities and exploration	9	11	5	28	4	8	1	15
AUSTRALIA	**315**	**298**	**79**	**788**	**251**	**242**	**32**	**626**
Sunrise Dam	315	298	79	788	251	242	32	626
BRAZIL	**304**	**264**	**163**	**737**	**258**	**225**	**124**	**617**
AngloGold Ashanti Brasil Mineração	188	156	100	430	163	134	75	365
Serra Grande - Attributable 50%	59	48	35	146	48	39	29	119
Minorities and exploration	57	60	28	161	47	52	20	133
GHANA	**86**	**100**	**38**	**368**	**(70)**	**(43)**	**(70)**	**(78)**
Bibiani	(7)	11	1	26	(13)	4	(23)	1
Iduapriem - Attributable 85%	48	30	5	121	19	4	(12)	38
Obuasi	30	48	28	186	(84)	(56)	(33)	(133)
Minorities and exploration	15	11	4	35	8	5	(2)	16
GUINEA	**41**	**77**	**56**	**203**	**(18)**	**27**	**6**	**39**
Siguiri - Attributable 85%	27	59	45	157	(22)	17	4	18
Minorities and exploration	14	18	11	46	4	10	2	21
MALI	**342**	**336**	**186**	**910**	**250**	**268**	**106**	**699**
Morila - Attributable 40%	127	121	108	344	96	97	47	259
Sadiola - Attributable 38%	122	117	60	303	99	91	43	244
Yatela - Attributable 40%	93	98	18	263	55	80	16	195
NAMIBIA	**57**	**50**	**30**	**149**	**46**	**37**	**23**	**116**
Navachab	57	50	30	149	46	37	23	116
TANZANIA	**36**	**68**	**54**	**168**	**(51)**	**19**	**(9)**	**(17)**
Geita	36	68	54	168	(51)	19	(9)	(17)
USA	**81**	**64**	**99**	**206**	**23**	**(33)**	**27**	**1**
Cripple Creek & Victor J.V.	81	64	99	206	23	(33)	27	1
OTHER	**162**	**(8)**	**36**	**171**	**146**	**(22)**	**19**	**123**
ANGLOGOLD ASHANTI	**3,041**	**2,937**	**1,435**	**8,087**	**2,020**	**1,988**	**678**	**5,257**

[1] Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets, less non-cash revenues.

Rounding of figures may results in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

Imperial	Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006	Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006
	Yield - oz/t				Gold produced - oz (000)			
SOUTH AFRICA					**653**	**648**	**677**	**1,910**
Vaal River								
Great Noligwa	0.225	0.236	0.263	0.237	151	153	170	466
Kopanang	0.193	0.210	0.229	0.201	111	114	126	329
Moab Khotsong	0.158	0.199	-	0.185	11	11	-	31
Tau Lekoa	0.105	0.105	0.123	0.105	44	41	71	131
Surface Operations	0.013	0.015	0.016	0.014	26	31	24	79
West Wits								
Mponeng	0.287	0.303	0.263	0.292	155	156	127	449
Savuka	0.246	0.209	0.234	0.228	26	21	36	68
TauTona [2]	0.306	0.283	0.289	0.286	129	120	124	358
ARGENTINA					**55**	**64**	**52**	**172**
Cerro Vanguardia - Attributable 92.50%	0.204	0.260	0.212	0.231	55	64	52	172
AUSTRALIA					**108**	**113**	**101**	**312**
Sunrise Dam [3]	0.090	0.095	0.095	0.090	108	113	101	312
BRAZIL					**92**	**81**	**89**	**246**
AngloGold Ashanti Brasil Mineração [2]	0.208	0.217	0.206	0.218	67	57	65	173
Serra Grande - Attributable 50%	0.213	0.219	0.233	0.217	24	24	24	73
GHANA					**146**	**146**	**169**	**450**
Bibiani [5]	0.013	0.014	-	0.017	8	9	28	33
Iduapriem [3] - Attributable 85%	0.051	0.052	0.050	0.051	44	41	44	128
Obuasi [2]	0.118	0.126	0.135	0.126	94	97	98	289
GUINEA					**62**	**59**	**61**	**178**
Siguiri [3] - Attributable 85%	0.032	0.034	0.034	0.032	62	59	61	178
MALI					**130**	**146**	**135**	**405**
Morila - Attributable 40%	0.112	0.123	0.155	0.118	50	54	69	158
Sadiola - Attributable 38%	0.083	0.102	0.078	0.092	46	52	44	140
Yatela [4] - Attributable 40%	0.087	0.143	0.090	0.123	34	40	21	107
NAMIBIA					**23**	**22**	**21**	**67**
Navachab	0.050	0.057	0.058	0.054	23	22	21	67
TANZANIA					**73**	**71**	**137**	**229**
Geita	0.043	0.044	0.079	0.049	73	71	137	229
USA					**69**	**65**	**92**	**198**
Cripple Creek & Victor J.V. [4]	0.019	0.016	0.018	0.016	69	65	92	198
ANGLOGOLD ASHANTI					**1,410**	**1,415**	**1,534**	**4,165**
Undergound operations	0.204	0.211	0.215	0.207	806	784	816	2,331
Surface and Dump Reclamation	0.013	0.015	0.017	0.015	48	53	37	150
Open-pit Operations	0.058	0.066	0.072	0.063	442	463	547	1,347
Heap leach Operations [1]	0.024	0.024	0.023	0.024	114	115	134	337
					1,410	**1,415**	**1,534**	**4,165**

[1] The yield is calculated on gold placed into leach pad inventory / tonnes placed on to leach pad.
[2] The yield of TauTona, AngloGold Ashanti Brasil Mineração and Obuasi represents underground operations.
[3] The yield of Sunrise Dam, Iduapriem and Siguiri represents open-pit operations.

[4] Yatela and Cripple Creek & Victor Joint Venture operations yield reflects gold placed/tonnes placed.
[5] The yield of Bibiani represents surface and dump reclamation.

Rounding of figures may results in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

Imperial	Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006	Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006
	Productivity per employee - oz				Gold sold - oz (000)			
SOUTH AFRICA	**8.62**	**8.47**	**8.24**	**8.31**	**650**	**627**	**679**	**1,884**
Vaal River								
Great Noligwa	7.80	7.77	8.47	7.96	153	148	170	462
Kopanang	7.37	7.30	8.23	7.15	112	111	127	326
Moab Khotsong	3.95	4.10	-	3.59	11	11	-	30
Tau Lekoa	5.26	4.88	5.78	4.84	44	40	71	130
Surface Operations	35.00	40.60	26.85	34.83	27	30	24	78
West Wits								
Mponeng	11.01	11.21	9.12	10.74	152	151	127	440
Savuka	8.24	6.67	5.10	7.25	25	21	36	67
TauTona	10.48	9.91	9.67	9.85	126	115	124	351
ARGENTINA	**30.92**	**36.82**	**31.44**	**32.59**	**52**	**68**	**50**	**170**
Cerro Vanguardia - Attributable 92.50%	30.92	36.82	31.44	32.59	52	68	50	170
AUSTRALIA	**71.75**	**85.06**	**77.01**	**74.76**	**103**	**112**	**101**	**306**
Sunrise Dam	92.18	97.45	86.67	89.44	103	112	101	306
BRAZIL	**20.58**	**19.16**	**22.90**	**19.09**	**89**	**82**	**80**	**253**
AngloGold Ashanti Brasil Mineração	18.42	16.43	20.61	16.41	66	56	59	180
Serra Grande - Attributable 50%	30.37	31.23	32.64	31.11	23	26	20	73
GHANA	**7.19**	**7.19**	**7.40**	**7.35**	**149**	**129**	**165**	**435**
Bibiani	15.30	18.38	22.97	21.19	9	7	28	31
Iduapriem - Attributable 85%	20.83	19.64	20.19	20.45	46	36	44	126
Obuasi	5.32	5.44	5.02	5.42	94	86	93	278
GUINEA	**15.88**	**14.37**	**18.16**	**15.15**	**56**	**59**	**66**	**172**
Siguiri - Attributable 85%	15.88	14.37	18.16	15.15	56	59	66	172
MALI	**41.71**	**46.83**	**64.77**	**43.37**	**132**	**134**	**133**	**396**
Morila - Attributable 40%	37.87	40.84	109.61	40.23	49	49	70	150
Sadiola - Attributable 38%	43.03	48.50	57.62	43.29	48	50	44	140
Yatela - Attributable 40%	46.78	55.40	31.36	49.17	35	36	19	105
NAMIBIA	**24.71**	**24.00**	**22.58**	**23.70**	**22**	**20**	**20**	**64**
Navachab	24.71	24.00	22.58	23.70	22	20	20	64
TANZANIA	**12.27**	**12.26**	**33.74**	**13.20**	**65**	**68**	**139**	**227**
Geita	12.27	12.26	33.74	13.20	65	68	139	227
USA	**69.16**	**66.53**	**96.54**	**67.56**	**70**	**65**	**92**	**200**
Cripple Creek & Victor J.V.	69.16	66.53	96.54	67.56	70	65	92	200
ANGLOGOLD ASHANTI	**11.57**	**11.58**	**12.43**	**11.33**	**1,388**	**1,364**	**1,526**	**4,108**

Rounding of figures may results in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

US Dollar / Imperial	Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006	Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006
	Total cash costs - $/oz				Total production costs - $/oz			
SOUTH AFRICA	**274**	**286**	**282**	**290**	**359**	**381**	**361**	**384**
Vaal River								
Great Noligwa	271	277	269	270	341	356	330	348
Kopanang	284	295	254	301	343	359	339	366
Moab Khotsong	669	666	-	723	1,073	1,084	-	1,151
Tau Lekoa	417	447	374	462	536	601	457	605
Surface Operations	317	267	283	300	355	303	283	340
West Wits								
Mponeng	217	229	272	234	306	330	380	330
Savuka	294	359	379	335	325	401	455	369
TauTona	243	267	259	266	349	377	339	380
ARGENTINA	**216**	**190**	**205**	**198**	**347**	**292**	**323**	**317**
Cerro Vanguardia - Attributable 92.50%	213	188	202	195	343	289	320	314
AUSTRALIA	**355**	**282**	**330**	**312**	**430**	**359**	**409**	**391**
Sunrise Dam	346	273	323	301	425	350	401	379
BRAZIL	**223**	**213**	**187**	**216**	**278**	**272**	**251**	**275**
AngloGold Ashanti Brasil Mineração	207	190	173	196	260	249	242	256
Serra Grande - Attributable 50%	194	206	159	196	253	263	204	252
GHANA	**392**	**407**	**343**	**381**	**559**	**568**	**464**	**542**
Bibiani	704	412	308	426	853	569	467	580
Iduapriem - Attributable 85%	338	408	369	368	449	532	468	488
Obuasi	388	406	341	381	584	583	461	562
GUINEA	**435**	**403**	**310**	**406**	**562**	**524**	**422**	**538**
Siguiri - Attributable 85%	435	403	310	406	562	524	422	538
MALI	**254**	**232**	**215**	**243**	**354**	**305**	**309**	**327**
Morila - Attributable 40%	278	249	194	262	366	318	333	346
Sadiola - Attributable 38%	278	255	240	267	344	332	300	336
Yatela - Attributable 40%	234	232	285	230	398	305	305	333
NAMIBIA	**255**	**279**	**268**	**254**	**324**	**364**	**271**	**329**
Navachab	255	279	268	254	324	364	271	329
TANZANIA	**540**	**507**	**353**	**466**	**706**	**617**	**416**	**591**
Geita	540	507	353	466	706	617	416	591
USA	**254**	**252**	**236**	**253**	**353**	**369**	**343**	**361**
Cripple Creek & Victor J.V.	243	242	231	244	342	360	338	351
ANGLOGOLD ASHANTI	**311**	**305**	**284**	**308**	**414**	**410**	**373**	**413**

Rounding of figures may results in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

US Dollar	Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006	Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006
	Cash gross profit (loss) - $m [1]				Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives - $m			
SOUTH AFRICA	**208**	**232**	**94**	**600**	**155**	**174**	**59**	**430**
Vaal River								
Great Noligwa	49	56	27	154	39	45	21	121
Kopanang	34	40	19	101	29	34	14	81
Moab Khotsong	(1)	-	-	(3)	(5)	(5)	-	(16)
Tau Lekoa	7	8	3	17	3	2	(2)	-
Surface Operations	8	12	4	24	7	11	4	21
West Wits								
Mponeng	58	65	19	168	44	50	9	126
Savuka	8	6	1	18	7	5	-	16
TauTona	45	45	21	120	31	32	12	81
ARGENTINA	**19**	**26**	**12**	**61**	**11**	**19**	**6**	**39**
Cerro Vanguardia - Attributable 92.50%	17	24	12	57	10	18	5	37
Minorities and exploration	2	2	-	4	1	1	1	2
AUSTRALIA	**44**	**46**	**12**	**118**	**35**	**37**	**5**	**94**
Sunrise Dam	44	46	12	118	35	37	5	94
BRAZIL	**42**	**41**	**25**	**111**	**36**	**35**	**19**	**92**
AngloGold Ashanti Brasil Mineração	26	24	15	64	23	21	12	54
Serra Grande - Attributable 50%	8	8	5	22	7	6	4	18
Minorities and exploration	8	9	5	25	6	8	3	20
GHANA	**12**	**15**	**6**	**57**	**(10)**	**(7)**	**(11)**	**(11)**
Bibiani	(1)	2	-	4	(2)	1	(4)	-
Iduapriem - Attributable 85%	7	5	1	18	3	-	(2)	5
Obuasi	4	7	4	29	(12)	(9)	(5)	(20)
Minorities and exploration	2	1	1	6	1	1	-	4
GUINEA	**6**	**12**	**9**	**31**	**(2)**	**4**	**1**	**6**
Siguiri - Attributable 85%	4	9	7	24	(3)	2	1	3
Minorities and exploration	2	3	2	7	1	2	-	3
MALI	**48**	**52**	**29**	**138**	**36**	**41**	**16**	**107**
Morila - Attributable 40%	18	19	17	52	14	15	7	40
Sadiola - Attributable 38%	17	18	9	46	14	14	7	37
Yatela - Attributable 40%	13	15	3	40	8	12	2	30
NAMIBIA	**8**	**8**	**5**	**23**	**6**	**6**	**4**	**18**
Navachab	8	8	5	23	6	6	4	18
TANZANIA	**5**	**10**	**9**	**26**	**(7)**	**3**	**(1)**	**(2)**
Geita	5	10	9	26	(7)	3	(1)	(2)
USA	**11**	**10**	**15**	**31**	**3**	**(5)**	**4**	**-**
Cripple Creek & Victor J.V.	11	10	15	31	3	(5)	4	-
OTHER	**23**	**-**	**5**	**23**	**20**	**(2)**	**3**	**18**
ANGLOGOLD ASHANTI	**426**	**452**	**221**	**1,219**	**283**	**305**	**105**	**791**

[1] Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets, less non-cash revenues.

Rounding of figures may results in computational discrepancies.

South Africa

VAAL RIVER

GREAT NOLIGWA			Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006	Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Area mined	- 000 m²	/ - 000 ft²	99	97	104	296	1,068	1,047	1,115	3,190
Milled	- 000 tonnes	/ - 000 tons	608	588	584	1,781	671	648	644	1,963
Yield	- g/t	/ - oz/t	7.72	8.11	9.03	8.13	0.225	0.236	0.263	0.237
Gold produced	- kg	/ - oz (000)	4,699	4,767	5,275	14,479	151	153	170	466
Gold sold	- kg	/ oz (000)	4,768	4,606	5,279	14,357	153	148	170	462
Price received	- R/kg	/ - $/oz - sold	137,043	137,145	94,376	129,143	599	655	452	610
Total cash costs	- R	/ - $ - ton milled	480	464	508	464	61	66	71	64
	- R/kg	/ - $/oz - produced	62,145	57,253	56,203	57,030	271	277	269	270
Total production costs	- R/kg	/ - $/oz - produced	78,323	73,661	68,992	73,277	341	356	330	348
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	282	283	303	280	9.07	9.11	9.73	8.99
Actual	- g	/ - oz	243	242	263	248	7.80	7.77	8.47	7.96
Target	- m²	/ - ft²	5.82	5.65	5.52	5.64	62.69	60.81	59.44	60.76
Actual	- m²	/ - ft²	5.12	4.93	5.17	5.07	55.16	53.10	55.69	54.54
FINANCIAL RESULTS (MILLION)										
Gold income			623	518	458	1,651	87	80	70	250
Cost of sales			373	336	361	1,055	52	52	56	161
Cash operating costs			290	270	295	819	41	42	45	125
Other cash costs			2	3	2	7	-	-	-	1
Total cash costs			292	273	296	826	41	42	46	126
Retrenchment costs			4	4	11	11	1	1	2	2
Rehabilitation and other non-cash costs			2	2	18	7	-	-	3	1
Production costs			298	279	326	844	42	43	50	129
Amortisation of tangible assets			70	72	38	217	10	11	6	33
Inventory change			5	(15)	(3)	(6)	1	(3)	-	(1)
			250	182	97	596	35	28	15	90
Realised non-hedge derivatives			30	113	41	203	4	17	6	31
Gross profit excluding the effect of unrealised non-hedge derivatives			281	295	137	799	39	45	21	121
Capital expenditure			88	56	47	197	13	9	7	30

Rounding of figures may results in computational discrepancies.

South Africa

VAAL RIVER

KOPANANG				Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006	Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006
				Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m^2	/	- 000 ft^2	123	119	118	353	1,323	1,281	1,269	3,800
Milled	- 000 tonnes	/	- 000 tons	520	495	501	1,487	574	546	553	1,639
Yield	- g/t	/	- oz/t	6.63	7.19	7.85	6.88	0.193	0.210	0.229	0.201
Gold produced	- kg	/	- oz (000)	3,448	3,561	3,933	10,229	111	114	126	329
Gold sold	- kg	/	oz (000)	3,481	3,452	3,936	10,134	112	111	127	326
Price received	- R/kg	/	- $/oz	- sold	137,049	137,101	94,150	129,750	598	654	450	610
Total cash costs	- R	/	- $	- ton milled	432	438	417	436	55	62	58	60
	- R/kg	/	- $/oz	- produced	65,114	60,958	53,142	63,386	284	295	254	301
Total production costs	- R/kg	/	- $/oz	- produced	78,594	74,306	70,869	77,136	343	359	339	366
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	241	241	221	240	7.74	7.74	7.11	7.72
Actual	- g	/	- oz	229	227	256	223	7.37	7.30	8.23	7.15
Target	- m^2	/	- ft^2	7.78	7.79	7.09	7.75	83.76	83.83	76.28	83.47
Actual	- m^2	/	- ft^2	8.17	7.59	7.67	7.68	87.89	81.65	82.61	82.68
FINANCIAL RESULTS (MILLION)											
Gold income				455	388	342	1,170	64	60	53	177
Cost of sales				273	251	278	772	38	39	43	118
Cash operating costs				223	215	207	642	31	33	32	98
Other cash costs				2	2	2	6	-	-	-	1
Total cash costs				225	217	209	648	31	34	32	99
Retrenchment costs				3	3	10	8	-	-	2	1
Rehabilitation and other non-cash costs				2	2	30	5	-	-	5	1
Production costs				229	221	249	661	32	34	38	101
Amortisation of tangible assets				42	43	30	128	6	7	5	20
Inventory change				2	(13)	(1)	(17)	-	(2)	-	(3)
				182	137	64	398	25	21	10	59
Realised non-hedge derivatives				22	85	29	145	3	13	4	22
Gross profit excluding the effect of unrealised non-hedge derivatives				204	222	93	543	29	34	14	81
Capital expenditure				72	52	70	180	10	8	11	27

Rounding of figures may results in computational discrepancies.

South Africa

VAAL RIVER

MOAB KHOTSONG			Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006	Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006
			Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Area mined	- 000 m^2	/ - 000 ft^2	9	7	-	22	92	79	-	240
Milled	- 000 tonnes	/ - 000 tons	61	50	-	151	67	55	-	167
Yield	- g/t	/ - oz/t	5.43	6.83	-	6.35	0.158	0.199	-	0.185
Gold produced	- kg	/ - oz (000)	329	338	-	960	11	11	-	31
Gold sold	- kg	/ - oz (000)	330	328	-	948	11	11	-	30
Price received	- R/kg	/ - $/oz - sold	137,141	137,614	-	130,716	595	655	-	612
Total cash costs	- R	/ - $ - ton milled	837	940	-	968	106	133	-	134
	- R/kg	/ - $/oz - produced	153,993	137,630	-	152,306	669	666	-	723
Total production costs	- R/kg	/ - $/oz - produced	246,929	224,472	-	242,914	1,073	1,084	-	1,151
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	138	120	-	115	4.44	3.87	-	3.71
Actual	- g	/ - oz	123	128	-	112	3.95	4.10	-	3.59
Target	- m^2	/ - ft^2	3.00	2.73	-	2.68	32.24	29.42	-	28.83
Actual	- m^2	/ - ft^2	3.18	2.78	-	2.59	34.26	29.94	-	27.91
FINANCIAL RESULTS (MILLION)										
Gold income			43	37	-	110	6	6	-	16
Cost of sales			81	74	-	229	11	11	-	35
Cash operating costs			50	46	-	145	7	7	-	22
Other cash costs			-	-	-	1	-	-	-	-
Total cash costs			51	47	-	146	7	7	-	22
Retrenchment costs			-	-	-	1	-	-	-	-
Rehabilitation and other non-cash costs			-	-	-	1	-	-	-	-
Production costs			51	47	-	147	7	7	-	22
Amortisation of tangible assets			30	29	-	86	4	4	-	13
Inventory change			-	(2)	-	(4)	-	-	-	(1)
			(39)	(37)	-	(120)	(5)	(6)	-	(18)
Realised non-hedge derivatives			2	8	-	14	-	1	-	2
Gross loss excluding the effect of unrealised non-hedge derivatives			(36)	(29)	-	(105)	(5)	(5)	-	(16)
Capital expenditure			147	138	168	396	21	21	26	60

Rounding of figures may results in computational discrepancies.

South Africa

VAAL RIVER

TAU LEKOA				Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006	Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006
				Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m²	/	- 000 ft²	71	65	104	214	769	697	1,118	2,302
Milled	- 000 tonnes	/	- 000 tons	378	357	522	1,138	417	394	576	1,255
Yield	- g/t	/	- oz/t	3.59	3.61	4.20	3.59	0.105	0.105	0.123	0.105
Gold produced	- kg	/	- oz (000)	1,358	1,289	2,195	4,086	44	41	71	131
Gold sold	- kg	/	oz (000)	1,366	1,253	2,196	4,050	44	40	71	130
Price received	- R/kg	/	- $/oz - sold	137,109	136,170	94,110	128,282	599	653	450	606
Total cash costs	- R	/	- $ - ton milled	344	335	329	349	44	47	46	48
	- R/kg	/	- $/oz - produced	95,702	92,719	78,182	97,073	417	447	374	462
Total production costs	- R/kg	/	- $/oz - produced	123,094	124,569	95,657	127,055	536	601	457	605
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	123	123	221	143	3.95	3.96	7.10	4.60
Actual	- g	/	- oz	164	152	180	151	5.26	4.88	5.78	4.84
Target	- m²	/	- ft²	5.64	5.54	9.73	6.60	60.70	59.65	104.76	71.05
Actual	- m²	/	- ft²	8.61	7.63	8.51	7.88	92.65	82.11	91.55	84.85
FINANCIAL RESULTS (MILLION)											
Gold income				178	140	191	465	25	22	29	71
Cost of sales				168	154	219	516	24	24	34	79
Cash operating costs				129	119	171	394	18	18	26	60
Other cash costs				1	1	1	3	-	-	-	-
Total cash costs				130	120	172	397	18	19	26	61
Retrenchment costs				2	2	5	7	-	-	1	1
Rehabilitation and other non-cash costs				1	1	4	3	-	-	1	-
Production costs				133	123	180	406	19	19	28	62
Amortisation of tangible assets				34	38	30	113	5	6	5	17
Inventory change				1	(6)	9	(3)	-	(1)	1	-
				10	(14)	(28)	(51)	1	(2)	(4)	(8)
Realised non-hedge derivatives				9	30	16	54	1	5	2	8
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives				19	16	(12)	3	3	2	(2)	-
Capital expenditure				16	13	20	49	2	2	3	8

Rounding of figures may results in computational discrepancies.

South Africa

VAAL RIVER

SURFACE OPERATIONS				Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006	Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006
				Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS											
Milled	- 000 tonnes	/ - 000 tons		1,856	1,952	1,422	5,288	2,045	2,151	1,567	5,829
Yield	- g/t	/ - oz/t		0.44	0.50	0.53	0.46	0.013	0.015	0.016	0.014
Gold produced	- kg	/ - oz (000)		819	970	757	2,453	26	31	24	79
Gold sold	- kg	/ - oz (000)		841	928	757	2,429	27	30	24	78
Price received	- R/kg	/ - $/oz	- sold	136,959	137,624	94,492	131,099	598	659	453	616
Total cash costs	- R	/ - $	- ton milled	32	27	31	29	4	4	4	4
	- R/kg	/ - $/oz	- produced	72,723	55,290	59,142	63,577	317	267	283	300
Total production costs	- R/kg	/ - $/oz	- produced	81,457	62,634	59,142	72,116	355	303	283	340
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		1,143	1,166	704	1,020	36.74	37.49	22.64	32.79
Actual	- g	/ - oz		1,088	1,263	835	1,083	35.00	40.60	26.85	34.83
FINANCIAL RESULTS (MILLION)											
Gold income				110	105	66	282	15	16	10	42
Cost of sales				68	58	45	177	9	9	7	27
Cash operating costs				60	54	45	156	8	8	7	24
Other cash costs				-	-	-	-	-	-	-	-
Total cash costs				60	54	45	156	8	8	7	24
Retrenchment costs				-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs				-	-	-	-	-	-	-	-
Production costs				60	54	45	156	8	8	7	24
Amortisation of tangible assets				7	7	-	21	1	1	-	3
Inventory change				1	(2)	-	-	-	-	-	-
				42	46	21	104	6	7	3	16
Realised non-hedge derivatives				5	23	6	37	1	3	1	6
Gross profit excluding the effect of unrealised non-hedge derivatives				48	69	27	141	7	11	4	21
Capital expenditure				10	22	53	44	1	3	8	7

Rounding of figures may results in computational discrepancies.

South Africa

WEST WITS

MPONENG				Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006	Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m^2	/ - 000 ft^2		99	92	88	275	1,063	993	947	2,959
Milled	- 000 tonnes	/ - 000 tons		491	468	438	1,393	542	515	483	1,536
Yield	- g/t	/ - oz/t		9.83	10.38	9.01	10.02	0.287	0.303	0.263	0.292
Gold produced	- kg	/ - oz (000)		4,832	4,853	3,946	13,954	155	156	127	449
Gold sold	- kg	/ - oz (000)		4,731	4,692	3,949	13,684	152	151	127	440
Price received	- R/kg	/ - $/oz	- sold	137,383	136,127	94,544	129,829	597	651	453	610
Total cash costs	- R	/ - $	- ton milled	490	490	514	495	62	69	72	68
	- R/kg	/ - $/oz	- produced	49,800	47,250	57,014	49,429	217	229	272	234
Total production costs	- R/kg	/ - $/oz	- produced	70,280	68,188	79,527	69,697	306	330	380	330
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		297	294	260	289	9.54	9.46	8.35	9.29
Actual	- g	/ - oz		342	349	284	334	11.01	11.21	9.12	10.74
Target	- m^2	/ - ft^2		6.41	6.21	5.84	6.19	68.95	66.81	62.85	66.64
Actual	- m^2	/ - ft^2		7.00	6.62	6.32	6.58	75.33	71.30	68.05	70.83
FINANCIAL RESULTS (MILLION)											
Gold income				616	526	343	1,578	86	81	53	238
Cost of sales				332	315	314	937	46	49	48	142
Cash operating costs				239	227	223	683	33	35	34	104
Other cash costs				2	3	2	7	-	-	-	1
Total cash costs				241	229	225	690	34	36	35	105
Retrenchment costs				2	2	7	5	-	-	1	1
Rehabilitation costs				1	1	17	3	-	-	3	-
Production costs				243	232	249	698	34	36	38	106
Amortisation of tangible assets				96	99	65	274	13	15	10	42
Inventory change				(7)	(16)	-	(35)	(1)	(3)	-	(6)
				284	212	29	640	40	33	4	96
Realised non-hedge derivatives				34	112	31	199	5	17	5	30
Gross profit excluding the effect of unrealised non-hedge derivatives				318	324	59	839	44	50	9	126
Capital expenditure				81	69	76	214	11	11	12	32

Rounding of figures may results in computational discrepancies.

South Africa

WEST WITS

SAVUKA			Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006	Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Area mined	- 000 m^2	/ - 000 ft^2	21	19	30	58	229	210	325	624
Milled	- 000 tonnes	/ - 000 tons	96	91	140	271	105	100	154	299
Yield	- g/t	/ - oz/t	8.44	7.17	8.01	7.80	0.246	0.209	0.234	0.228
Gold produced	- kg	/ - oz (000)	808	653	1,121	2,114	26	21	36	68
Gold sold	- kg	/ - oz (000)	788	646	1,135	2,086	25	21	36	67
Price received	- R/kg	/ - $/oz - sold	137,236	135,705	94,223	129,176	599	647	450	605
Total cash costs	- R	/ - $ - ton milled	571	530	637	553	72	75	89	76
	- R/kg	/ - $/oz - produced	67,618	73,967	79,484	70,862	294	359	379	335
Total production costs	- R/kg	/ - $/oz - produced	74,723	83,203	95,304	78,226	325	401	455	369
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	-	-	147	166	-	-	4.72	5.34
Actual	- g	/ - oz	256	207	159	225	8.24	6.67	5.10	7.25
Target	- m^2	/ - ft^2	-	-	5.02	5.00	-	-	54.08	53.81
Actual	- m^2	/ - ft^2	6.74	6.19	4.27	6.18	72.55	66.60	45.97	66.53
FINANCIAL RESULTS (MILLION)										
Gold income			103	72	99	242	14	11	15	36
Cost of sales			59	53	109	163	8	8	17	25
Cash operating costs			54	48	88	148	8	7	14	23
Other cash costs			-	1	1	2	-	-	-	-
Total cash costs			55	48	89	150	8	8	14	23
Retrenchment costs			-	-	16	1	-	-	3	-
Rehabilitation and other non-cash costs			-	-	(8)	1	-	-	(1)	-
Production costs			55	49	97	151	8	8	15	23
Amortisation of tangible assets			5	6	10	14	1	1	2	2
Inventory change			(1)	(1)	2	(3)	-	-	-	-
			44	19	(10)	79	6	3	(2)	12
Realised non-hedge derivatives			5	15	8	27	1	2	1	4
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives			49	34	(2)	107	7	5	-	16
Capital expenditure			4	4	8	8	1	1	1	1

Rounding of figures may results in computational discrepancies.

South Africa

WEST WITS

TAUTONA			Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006	Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Area mined	- 000 m²	/ - 000 ft²	63	58	63	185	683	622	674	1,989
Milled	- 000 tonnes	/ - 000 tons	375	374	388	1,112	413	413	427	1,226
Yield	- g/t	/ - oz/t	10.51	9.70	9.91	9.82	0.306	0.283	0.289	0.286
Gold produced	- kg	/ - oz (000)	3,935	3,632	3,843	10,924	127	117	124	351
SURFACE AND DUMP RECLAMATION										
Treated	- 000 tonnes	/ - 000 tons	142	189	-	449	157	209	-	495
Yield	- g/t	/ - oz/t	0.46	0.46	-	0.46	0.013	0.013	-	0.014
Gold produced	- kg	/ - oz (000)	65	86	-	208	2	3	-	7
TOTAL										
Yield [1]	- g/t	/ - oz/t	10.51	9.70	9.91	9.82	0.306	0.283	0.289	0.286
Gold produced	- kg	/ - oz (000)	4,000	3,718	3,843	11,132	129	120	124	358
Gold sold	- kg	/ - oz (000)	3,928	3,584	3,856	10,920	126	115	124	351
Price received	- R/kg	/ - $/oz - sold	137,120	137,247	94,078	129,795	598	653	449	608
Total cash costs	- R	/ - $ - ton milled	432	365	537	401	55	51	75	55
	- R/kg	/ - $/oz - produced	55,777	55,276	54,202	56,284	243	267	259	266
Total production costs	- R/kg	/ - $/oz - produced	80,233	78,155	71,140	80,254	349	377	339	380
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	336	315	339	319	10.82	10.14	10.89	10.27
Actual	- g	/ - oz	326	308	301	306	10.48	9.91	9.67	9.85
Target	- m²	/ - ft²	5.60	5.47	5.24	5.57	60.30	58.88	56.41	59.94
Actual	- m²	/ - ft²	5.17	4.79	4.90	5.09	55.60	51.52	52.77	54.75
FINANCIAL RESULTS (MILLION)										
Gold income			512	404	336	1,264	72	62	51	190
Cost of sales			315	279	282	871	44	43	43	132
Cash operating costs			221	203	207	620	31	32	32	94
Other cash costs			2	2	1	6	-	-	-	1
Total cash costs			223	206	208	627	31	32	32	95
Retrenchment costs			3	3	10	8	-	-	2	1
Rehabilitation and other non-cash costs			1	1	(2)	3	-	-	-	-
Production costs			227	209	216	637	32	32	33	97
Amortisation of tangible assets			94	82	57	257	13	13	9	39
Inventory change			(6)	(11)	9	(23)	(1)	(2)	1	(4)
			197	125	54	394	28	19	8	58
Realised non-hedge derivatives			27	88	27	153	4	13	4	23
Gross profit excluding the effect of unrealised non-hedge derivatives			224	213	81	547	31	32	12	81
Capital expenditure			124	118	108	332	17	18	17	50

[1] Total yield excludes the surface and dump reclamation.

Rounding of figures may results in computational discrepancies.

Argentina

CERRO VANGUARDIA - Atrributable 92.50%			Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006	Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	5,100	4,096	4,433	13,333	5,621	4,515	4,886	14,697
Treated	- 000 tonnes	/ - 000 tons	243	225	223	673	268	248	245	742
Stripping ratio	- t (mined total-mined ore) / t mined ore		18.27	17.05	20.13	18.44	18.27	17.05	20.13	18.44
Yield	- g/t	/ - oz/t	7.00	8.92	7.26	7.93	0.204	0.260	0.212	0.231
Gold in ore	- kg	/ - oz (000)	1,583	1,712	1,667	4,865	51	55	54	156
Gold produced	- kg	/ - oz (000)	1,702	2,004	1,616	5,337	55	64	52	172
Gold sold	- kg	/ - oz (000)	1,605	2,122	1,543	5,293	52	68	50	170
Price received	- R/kg	/ - $/oz - sold	112,830	107,649	83,691	103,980	489	515	400	489
Total cash costs	- R/kg	/ - $/oz - produced	49,170	39,447	42,180	41,745	213	188	202	195
Total production costs	- R/kg	/ - $/oz - produced	79,097	60,527	67,116	66,922	343	289	320	314
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	1,028	1,263	854	1,114	33.05	40.59	27.45	35.81
Actual	- g	/ - oz	962	1,145	978	1,014	30.92	36.82	31.44	32.59
FINANCIAL RESULTS (MILLION)										
Gold income			205	255	140	616	29	39	21	93
Cost of sales			117	128	101	342	16	20	16	52
Cash operating costs			64	56	56	165	9	9	9	25
Other cash costs			20	23	12	58	3	4	2	9
Total cash costs			84	79	68	223	12	12	10	34
Rehabilitation and other non-cash costs			1	1	-	2	-	-	-	-
Production costs			84	80	68	225	12	12	10	34
Amortisation of tangible assets			50	42	40	133	7	6	6	20
Inventory change			(17)	7	(7)	(15)	(2)	1	(1)	(2)
			87	127	39	274	12	20	6	41
Realised non-hedge derivatives			(13)	(12)	(3)	(32)	(2)	(2)	-	(5)
Gross profit excluding the effect of unrealised non-hedge derivatives			75	115	36	242	10	18	5	37
Capital expenditure			24	11	16	77	3	2	2	12

Rounding of figures may results in computational discrepancies.

Australia

SUNRISE DAM			Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006	Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Mined	- 000 tonnes	/ - ooo tons	117	83	-	256	128	92	-	282
Treated	- 000 tonnes	/ - 000 tons	129	64	-	239	142	70	-	264
Yield	- g/t	/ - oz/t	5.87	7.82	-	6.34	0.171	0.228	-	0.185
Gold produced	- kg	/ - oz (000)	757	498	-	1,516	24	16	-	49
OPEN-PIT OPERATION										
Volume mined	- 000 bcm	/ - 000 bcy	2,561	2,786	2,723	7,976	3,350	3,644	3,562	10,433
Treated	- 000 tonnes	/ - 000 tons	842	922	913	2,659	929	1,016	1,006	2,931
Stripping ratio	- t (mined total-mined ore) / t mined ore		6.29	4.40	6.63	4.87	6.29	4.40	6.63	4.87
Yield	- g/t	/ - oz/t	3.10	3.27	3.24	3.08	0.090	0.095	0.095	0.090
Gold produced	- kg	/ - oz (000)	2,609	3,018	3,146	8,188	84	97	101	263
TOTAL										
Yield [1]	- g/t	/ - oz/t	3.10	3.27	3.24	3.08	0.090	0.095	0.095	0.090
Gold produced	- kg	/ - oz (000)	3,366	3,516	3,146	9,703	108	113	101	312
Gold sold	- kg	/ - oz (000)	3,194	3,496	3,148	9,515	103	112	101	306
Price received	- R/kg	/ - $/oz - sold	183,514	135,953	93,455	146,782	794	651	447	683
Total cash costs	- R/kg	/ - $/oz - produced	80,232	56,683	67,566	64,526	346	273	323	301
Total production costs	- R/kg	/ - $/oz - produced	98,305	72,706	83,882	81,145	425	350	401	379
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	2,930	2,691	2,577	2,726	94.21	86.52	82.86	87.65
Actual	- g	/ - oz	2,867	3,031	2,696	2,782	92.18	97.45	86.67	89.44
FINANCIAL RESULTS (MILLION)										
Gold income			454	465	312	1,228	64	72	48	185
Cost of sales			335	233	262	770	47	36	40	115
Cash operating costs			259	187	205	595	36	29	32	89
Other cash costs			12	12	7	31	2	2	1	5
Total cash costs			270	199	213	626	37	31	33	94
Rehabilitation and other non-cash costs			(3)	1	5	-	-	-	1	-
Production costs			267	200	218	626	37	31	33	94
Amortisation of tangible assets			64	56	46	161	9	9	7	24
Inventory change			4	(22)	(2)	(17)	1	(4)	-	(3)
			119	232	50	458	17	36	8	70
Realised non-hedge derivatives			132	10	(18)	169	18	2	(3)	24
Gross profit excluding the effect of unrealised non-hedge derivatives			251	242	32	626	35	37	5	94
Capital expenditure			56	41	60	136	8	6	9	21

[1] Total yield excludes the underground operations.

Rounding of figures may results in computational discrepancies.

Brazil

ANGLOGOLD ASHANTI BRASIL MINERAÇÃO			Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006	Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006
			Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Mined	- 000 tonnes	/ - 000 tons	255	212	222	626	281	234	245	690
Treated	- 000 tonnes	/ - 000 tons	254	211	226	626	280	233	249	690
Yield	- g/t	/ - oz/t	7.13	7.45	7.08	7.46	0.208	0.217	0.206	0.218
Gold produced	- kg	/ - oz (000)	1,808	1,573	1,600	4,672	58	51	51	150
SURFACE AND DUMP RECLAMATION										
Treated	- 000 tonnes	/ - 000 tons	-	-	57	-	-	-	63	-
Yield	- g/t	/ - oz/t	-	-	2.53	-	-	-	0.074	-
Gold produced	- kg	/ - oz (000)	-	-	145	-	-	-	5	-
HEAP LEACH OPERATION										
Mined	- 000 tonnes	/ - 000 tons	1,081	1,145	1,291	3,137	1,192	1,262	1,423	3,458
Placed [1]	- 000 tonnes	/ - 000 tons	76	60	79	195	84	66	87	215
Stripping ratio	- t (mined total-mined ore) / t mined ore		13.22	18.36	15.57	15.10	13.22	18.36	15.57	15.10
Yield [2]	- g/t	/ - oz/t	7.01	6.80	2.69	7.01	0.205	0.198	0.078	0.205
Gold placed [3]	- kg	/ - oz (000)	533	405	211	1,367	17	13	7	44
Gold produced	- kg	/ - oz (000)	290	193	267	705	9	6	9	23
TOTAL										
Yield [4]	- g/t	/ - oz/t	7.13	7.45	7.08	7.46	0.208	0.217	0.206	0.218
Gold produced	- kg	/ - oz (000)	2,098	1,766	2,011	5,377	67	57	65	173
Gold sold	- kg	/ - oz (000)	2,045	1,750	1,845	5,609	66	56	59	180
Price received	- R/kg	/ - $/oz - sold	136,910	130,140	88,652	119,699	592	621	422	557
Total cash costs	- R/kg	/ - $/oz - produced	47,496	39,397	36,065	41,920	207	190	173	196
Total production costs	- R/kg	/ - $/oz - produced	59,868	51,862	50,595	54,614	260	249	242	256
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	627	534	547	533	20.16	17.17	17.60	17.13
Actual	- g	/ - oz	573	511	641	511	18.42	16.43	20.61	16.41
FINANCIAL RESULTS (MILLION)										
Gold income			244	196	156	599	34	30	24	90
Cost of sales			117	93	88	306	16	14	14	46
Cash operating costs			97	67	71	218	14	10	11	33
Other cash costs			3	2	2	7	-	-	-	1
Total cash costs			100	70	73	225	14	11	11	34
Rehabilitation and other non-cash costs			1	1	4	3	-	-	1	-
Production costs			101	70	77	228	14	11	12	34
Amortisation of tangible assets			25	21	25	65	3	3	4	10
Inventory change			(8)	2	(13)	13	(1)	-	(2)	2
			127	103	67	293	18	16	10	44
Realised non-hedge derivatives			36	32	8	72	5	5	1	11
Gross profit excluding the effect of unrealised non-hedge derivatives			163	134	75	365	23	21	12	54
Capital expenditure			362	277	122	834	52	43	19	127

[1] Tonnes / Tons placed onto leach pad
[2] Gold placed / tonnes (tons) placed
[3] Gold placed into leach paid inventory
[4] Total yield represents underground operations

Rounding of figures may results in computational discrepancies.

Brazil

SERRA GRANDE - Attributable 50%				Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006	Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Mined	- 000 tonnes	/ - 000 tons		107	98	97	302	118	108	107	333
Treated	- 000 tonnes	/ - 000 tons		104	101	94	305	115	112	103	336
Yield	- g/t	/ - oz/t		7.29	7.50	8.00	7.45	0.213	0.219	0.233	0.217
Gold produced	- kg	/ - oz (000)		760	760	748	2,270	24	24	24	73
Gold sold	- kg	/ - oz (000)		725	801	632	2,271	23	26	20	73
Price received	- R/kg	/ - $/oz	- sold	122,529	102,711	87,425	104,720	541	499	417	497
Total cash costs	- R/kg	/ - $/oz	- produced	43,943	42,580	33,207	41,176	194	206	159	196
Total production costs	- R/kg	/ - $/oz	- produced	57,431	54,514	42,700	53,147	253	263	204	252
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		1,039	975	827	992	33.41	31.33	26.58	31.89
Actual	- g	/ - oz		945	971	1,015	968	30.37	31.23	32.64	31.11
FINANCIAL RESULTS (MILLION)											
Gold income				77	68	52	209	11	11	8	32
Cost of sales				41	43	27	119	6	7	4	18
Cash operating costs				31	30	24	87	4	5	4	13
Other cash costs				3	2	1	6	-	-	-	1
Total cash costs				33	32	25	93	5	5	4	14
Rehabilitation and other non-cash costs				-	-	-	-	-	-	-	-
Production costs				33	32	25	94	5	5	4	14
Amortisation of tangible assets				10	9	7	27	1	1	1	4
Inventory change				(3)	1	(5)	(2)	-	-	(1)	-
				36	25	25	90	5	4	4	14
Realised non-hedge derivatives				12	15	4	29	2	2	1	4
Gross profit excluding the effect of unrealised non-hedge derivatives				48	39	29	119	7	6	4	18
Capital expenditure				16	15	11	42	2	2	2	6

Rounding of figures may results in computational discrepancies.

Ghana

BIBIANI			Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006	Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
SURFACE AND DUMP RECLAMATION										
Treated	- 000 tonnes	/ - 000 tons	597	582	-	1,781	659	642	-	1,963
Yield	- g/t	/ - oz/t	0.44	0.47	-	0.57	0.013	0.014	-	0.017
Gold produced	- kg	/ - oz (000)	263	274	-	1,013	8	9	-	33
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	-	-	1,193	-	-	-	1,315	-
Treated	- 000 tonnes	/ - 000 tons	-	-	601	-	-	-	663	-
Stripping ratio	- t (mined total-mined ore) / t mined ore		-	-	9.28	-	-	-	9.28	-
Yield	- g/t	/ - oz/t	-	-	1.43	-	-	-	0.042	-
Gold in ore	- kg	/ - oz (000)	-	-	422	-	-	-	14	-
Gold produced	- kg	/ - oz (000)	-	-	860	-	-	-	28	-
TOTAL										
Yield [1]	- g/t	/ - oz/t	0.44	0.47	-	0.57	0.013	0.014	-	0.017
Gold produced	- kg	/ - oz(000)	263	274	860	1,013	8	9	28	33
Gold sold	- kg	/ - oz (000)	283	221	860	980	9	7	28	31
Price received	- R/kg	/ - $/oz - sold	142,948	132,517	89,597	124,513	622	631	430	592
Total cash costs	- R/kg	/ - $/oz - produced	163,285	85,963	64,529	91,763	704	412	308	426
Total production costs	- R/kg	/ - $/oz - produced	197,243	117,938	97,587	123,514	853	569	467	580
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	899	899	420	892	28.89	28.90	13.50	28.69
Actual	- g	/ - oz	476	572	715	659	15.30	18.38	22.97	21.19
FINANCIAL RESULTS (MILLION)										
Gold income			40	29	75	122	6	4	12	19
Cost of sales			54	25	100	121	7	4	15	18
Cash operating costs			42	22	51	88	6	3	8	13
Other cash costs			1	1	4	5	-	-	1	1
Total cash costs			43	24	55	93	6	4	9	14
Rehabilitation and other non-cash costs			3	3	2	8	-	-	-	1
Production costs			46	25	58	100	6	4	9	15
Amortisation of tangible assets			6	7	26	25	1	1	4	4
Inventory change			2	(7)	16	(4)	-	(1)	2	(1)
			(13)	4	(25)	1	(2)	1	(4)	-
Realised non-hedge derivatives			-	-	2	-	-	-	-	-
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives			(13)	4	(23)	1	(2)	1	(4)	-
Capital expenditure			1	-	10	2	-	-	2	-

[1] Total yield represents surface and dump reclamation

Rounding of figures may results in computational discrepancies.

Ghana

IDUAPRIEM - Attributable 85%			Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006	Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	4,568	4,625	5,492	13,791	5,035	5,098	6,053	15,202
Treated	- 000 tonnes	/ - 000 tons	784	713	795	2,274	865	786	877	2,506
Stripping ratio	- t (mined total-mined ore) / t mined ore		5.45	4.68	4.55	4.80	5.45	4.68	4.55	4.80
Yield	- g/t	/ - oz/t	1.73	1.77	1.70	1.75	0.051	0.052	0.050	0.051
Gold in ore	- kg	/ - oz (000)	1,455	1,262	1,664	4,124	47	41	54	133
Gold produced	- kg	/ - oz (000)	1,360	1,265	1,355	3,976	44	41	44	128
Gold sold	- kg	/ - oz (000)	1,434	1,130	1,366	3,915	46	36	44	126
Price received	- R/kg	/ - $/oz - sold	116,840	103,921	86,247	108,996	507	500	411	513
Total cash costs	- R/kg	/ - $/oz - produced	77,622	84,886	77,230	77,846	338	408	369	368
Total produced costs	- R/kg	/ - $/oz - produced	103,239	110,484	98,025	103,108	449	532	468	488
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	592	681	775	627	19.02	21.88	24.92	20.16
Actual	- g	/ - oz	648	611	628	636	20.83	19.64	20.19	20.45
FINANCIAL RESULTS (MILLION)										
Gold income			146	103	111	367	20	16	17	55
Cost of sales			149	114	130	389	21	18	20	59
Cash operating costs			101	101	99	293	14	16	15	44
Other cash costs			5	6	6	17	1	1	1	3
Total cash costs			106	107	105	310	15	17	16	47
Rehabilitation and other non-cash costs			(2)	1	2	1	-	-	-	-
Production costs			103	109	106	310	14	17	16	47
Amortisation of tangible assets			33	28	24	89	5	4	4	13
Inventory change			13	(23)	-	(9)	2	(3)	-	(2)
			(3)	(11)	(19)	(23)	(1)	(2)	(3)	(4)
Realised non-hedge derivatives			21	14	7	60	3	2	1	9
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives			19	4	(12)	38	3	-	(2)	5
Capital expenditure			10	3	8	14	1	-	1	2

[1] Total yield excludes the heap leach operation.

Rounding of figures may results in computational discrepancies.

Ghana

OBUASI			Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006	Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Mined	- 000 tonnes	/ - 000 tons	566	607	546	1,748	624	669	602	1,927
Treated	- 000 tonnes	/ - 000 tons	576	567	548	1,691	635	625	604	1,864
Yield	- g/t	/ - oz/t	4.05	4.33	4.64	4.31	0.118	0.126	0.135	0.126
Gold produced	- kg	/ - oz (000)	2,331	2,456	2,541	7,296	75	79	82	235
SURFACE AND DUMP RECLAMATION										
Treated	- 000 tonnes	/ - 000 tons	677	619	529	1,866	747	683	583	2,057
Yield	- g/t	/ - oz/t	0.51	0.54	0.48	0.54	0.015	0.016	0.014	0.016
Gold produced	- kg	/ - oz (000)	349	333	253	1,003	11	11	8	32
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	425	352	634	1,501	469	388	699	1,655
Treated	- 000 tonnes	/ - 000 tons	425	352	190	1,111	469	388	210	1,224
Stripping ratio	- t (mined total-mined ore) / t mined ore		-	-	9.18	0.35	-	-	9.18	0.35
Yield	- g/t	/ - oz/t	0.56	0.64	1.32	0.63	0.016	0.019	0.039	0.018
Gold in ore	- kg	/ - oz (000)	237	286	17	1,003	8	9	1	32
Gold produced	- kg	/ - oz (000)	237	225	252	700	8	7	8	22
TOTAL										
Yield [1]	- g/t	/ - oz/t	4.05	4.33	4.64	4.31	0.118	0.126	0.135	0.126
Gold produced	- kg	/ - oz (000)	2,916	3,013	3,045	8,999	94	97	98	289
Gold sold	- kg	/ - oz (000)	2,916	2,673	2,906	8,637	94	86	93	278
Price received	- R/kg	/ - $/oz - sold	109,146	101,141	85,876	105,388	474	480	412	496
Total cash costs	- R/kg	/ - $/oz - produced	89,549	85,122	71,204	81,042	388	406	341	381
Total production costs	- R/kg	/ - $/oz - produced	134,636	122,025	96,328	119,514	584	583	461	562
PRODUCTIVITY PER EMPLOYEE [2]										
Target	- g	/ - oz	221	223	357	220	7.10	7.16	11.49	7.07
Actual	- g	/ - oz	165	169	156	168	5.32	5.44	5.02	5.42
FINANCIAL RESULTS (MILLION)										
Gold income			261	232	234	751	36	36	36	114
Cost of sales			402	326	283	1,044	56	50	43	158
Cash operating costs			246	243	204	689	34	37	31	104
Other cash costs			15	13	12	41	2	2	2	6
Total cash costs			261	256	217	729	36	39	33	110
Retrenchment costs			-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs			9	4	-	13	1	-	-	2
Production costs			270	260	217	742	38	40	33	112
Amortisation of tangible assets			123	108	77	334	17	17	12	51
Inventory change			9	(41)	(11)	(32)	2	(6)	(2)	(5)
			(141)	(94)	(49)	(293)	(20)	(15)	(7)	(44)
Realised non-hedge derivatives			57	38	16	160	8	6	2	24
Gross (loss) excluding the effect of unrealised non-hedge derivatives			(84)	(56)	(33)	(133)	(12)	(9)	(5)	(20)
Capital expenditure			140	156	120	397	19	24	19	60

[1] Total yield represents underground operations.
[2] Operating results for the June 2006 quarter have been restated to reflect correct metric and imperial values
Rounding of figures may results in computational discrepancies.

Guinea

			Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006	Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006
SIGUIRI - Attributable 85%			**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	3,915	5,062	3,783	14,528	4,315	5,580	4,170	16,014
Treated	- 000 tonnes	/ - 000 tons	1,714	1,481	1,329	4,811	1,889	1,633	1,465	5,303
Stripping ratio	- t (mined total-mined ore) / t mined ore		1.08	1.32	1.77	1.36	1.08	1.32	1.77	1.36
Yield	- g/t	/ - oz/t	1.09	1.16	1.17	1.09	0.032	0.034	0.034	0.032
Gold produced	- kg	/ - oz (000)	1,862	1,725	1,556	5,222	60	55	50	168
HEAP LEACH OPERATION										
Gold produced	- kg	/ - oz (000)	79	101	351	320	3	3	11	10
TOTAL										
Yield [1]	- g/t	/ - oz/t	1.09	1.16	1.17	1.09	0.032	0.034	0.034	0.032
Gold produced	- kg	/ - oz (000)	1,940	1,826	1,907	5,542	62	59	61	178
Gold sold	- kg	/ - oz (000)	1,755	1,826	2,067	5,356	56	59	66	172
Price received	- R/kg	/ - $/oz - sold	115,096	109,887	87,127	109,952	502	519	415	517
Total cash costs	- R/kg	/ - $/oz - produced	100,179	83,876	64,817	86,702	435	403	310	406
Total production costs	- R/kg	/ - $/oz - produced	129,505	109,149	88,239	114,510	562	524	422	538
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	463	469	945	455	14.88	15.09	30.38	14.64
Actual	- g	/ - oz	494	447	565	471	15.88	14.37	18.16	15.15
FINANCIAL RESULTS (MILLION)										
Gold income			173	181	172	508	24	28	26	77
Cost of sales			224	184	176	571	31	28	27	86
Cash operating costs			143	129	117	392	20	20	18	59
Other cash costs			51	24	6	89	7	4	1	13
Total cash costs			194	153	124	481	27	24	19	72
Rehabilitation and other non-cash costs			1	1	(6)	4	-	-	(1)	1
Production costs			196	155	118	485	27	24	18	73
Amortisation of tangible assets			54	44	49	146	8	7	8	22
Inventory change			(25)	(15)	9	(60)	(3)	(3)	1	(9)
			(51)	(2)	(5)	(63)	(7)	-	(1)	(9)
Realised non-hedge derivatives			29	19	8	81	4	3	1	12
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives			(22)	17	4	18	(3)	2	1	3
Capital expenditure			22	24	40	71	3	4	6	11

[1] Total yield excludes the heap leach operation.

Rounding of figures may result in computational discrepancies.

Mali

MORILA - Attributable 40%			Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006	Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION [1]										
Volume mined	- 000 bcm	/ - 000 bcy	700	900	732	2,567	915	1,178	958	3,358
Mined	- 000 tonnes	/ - 000 tons	1,945	2,402	1,190	6,771	2,144	2,648	1,312	7,464
Treated	- 000 tonnes	/ - 000 tons	403	399	404	1,221	444	440	445	1,346
Stripping ratio	- t (mined total-mined ore) / t mined ore		2.85	2.78	1.49	2.91	2.85	2.78	1.49	2.91
Yield	- g/t	/ - oz/t	3.85	4.22	5.33	4.03	0.112	0.123	0.155	0.118
Gold produced	- kg	/ - oz (000)	1,551	1,684	2,151	4,925	50	54	69	158
Gold sold	- kg	/ - oz (000)	1,520	1,520	2,166	4,680	49	49	70	150
Price received	- R/kg	/ - $/oz - sold	142,018	130,435	92,706	127,411	622	632	443	604
Total cash costs	- R/kg	/ - $/oz - produced	64,107	51,803	40,511	55,685	278	249	194	262
Total production costs	- R/kg	/ - $/oz - produced	84,277	66,241	69,496	73,257	366	318	333	346
PRODUCTIVITY PER EMPLOYEE [1]										
Target	- g	/ - oz	2,477	2,464	2,270	2,497	79.65	79.22	72.98	80.29
Actual	- g	/ - oz	1,178	1,270	3,409	1,251	37.87	40.84	109.61	40.23
FINANCIAL RESULTS (MILLION)										
Gold income			216	198	201	596	30	31	31	91
Cost of sales			120	101	154	337	17	16	24	51
Cash operating costs			84	73	73	232	12	11	11	35
Other cash costs			15	14	14	42	2	2	2	6
Total cash costs			99	87	87	274	14	13	13	42
Rehabilitation and other non-cash costs			1	1	1	2	-	-	-	-
Production costs			100	88	88	276	14	14	14	42
Amortisation of tangible assets			31	24	62	85	4	4	9	13
Inventory change			(11)	(10)	5	(24)	(1)	(2)	1	(3)
			96	97	47	259	14	15	7	40
Realised non-hedge derivatives			-	-	-	-	-	-	-	-
Gross profit excluding the effect of unrealised non-hedge derivatives			96	97	47	259	14	15	7	40
Capital expenditure			-	1	2	4	-	-	-	1

[1] Operating results for the June 2006 quarter have been restated to reflect correct metric and imperial values

Rounding of figures may result in computational discrepancies.

Mali

			Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006	Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006
SADIOLA - Attributable 38%			**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Volume mined	- 000 bcm	/ - 000 bcy	996	1,112	680	3,020	1,302	1,455	890	3,950
Mined	- 000 tonnes	/ - 000 tons	1,984	2,240	1,413	6,132	2,187	2,469	1,557	6,760
Treated	- 000 tonnes	/ - 000 tons	502	459	515	1,383	553	506	568	1,525
Stripping ratio	- t (mined total-mined ore) / t mined ore		4.18	3.45	2.45	3.16	4.18	3.45	2.45	3.16
Yield	- g/t	/ - oz/t	2.85	3.50	2.66	3.15	0.083	0.102	0.078	0.092
Gold produced	- kg	/ - oz (000)	1,430	1,607	1,373	4,352	46	52	44	140
Gold sold	- kg	/ - oz (000)	1,498	1,542	1,378	4,353	48	50	44	140
Price received	- R/kg	/ - $/oz - sold	142,917	129,893	91,834	128,174	625	628	439	604
Total cash costs	- R/kg	/ - $/oz - produced	63,739	52,888	50,341	56,663	278	255	240	267
Total production costs	- R/kg	/ - $/oz - produced	79,042	69,219	62,898	71,363	344	332	300	336
PRODUCTIVITY PER EMPLOYEE [1]										
Target	- g	/ - oz	2,066	1,956	2,157	1,901	66.41	62.90	69.34	61.11
Actual	- g	/ - oz	1,339	1,508	1,792	1,347	43.03	48.50	57.62	43.29
FINANCIAL RESULTS (MILLION)										
Gold income			214	200	127	558	30	31	19	85
Cost of sales			115	109	84	314	16	17	13	48
Cash operating costs			76	71	60	208	11	11	9	31
Other cash costs			15	14	9	39	2	2	1	6
Total cash costs			91	85	69	247	13	13	11	37
Rehabilitation and other non-cash costs			(1)	-	-	5	-	-	-	1
Production costs			90	85	69	252	13	13	11	38
Amortisation of tangible assets			23	26	18	59	3	4	3	9
Inventory change			2	(2)	(3)	3	-	-	-	1
			99	91	43	244	14	14	7	37
Realised non-hedge derivatives			-	-	-	-	-	-	-	-
Gross profit excluding the effect of unrealised non-hedge derivatives			99	91	43	244	14	14	7	37
Capital expenditure			4	7	12	15	1	1	2	2

[1] Operating results for the June 2006 quarter have been restated to reflect correct metric and imperial values

Rounding of figures may result in computational discrepancies.

Mali

YATELA - Attributable 40%			Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006	Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
HEAP LEACH OPERATION										
Mined	- 000 tonnes	/ - 000 tons	1,417	1,293	1,111	3,924	1,562	1,426	1,225	4,326
Placed [1]	- 000 tonnes	/ - 000 tons	267	325	289	919	295	358	318	1,013
Stripping ratio	- t (mined total-mined ore) / t mined ore		12.80	3.45	9.58	4.64	12.80	3.45	9.58	4.64
Yield [2]	- g/t	/ - oz/t	2.97	4.92	3.08	4.21	0.087	0.143	0.090	0.123
Gold placed [3]	- kg	/ - oz (000)	793	1,598	888	3,871	25	51	29	124
Gold produced	- kg	/ - oz (000)	1,048	1,242	666	3,313	34	40	21	107
Gold sold	- kg	/ - oz (000)	1,079	1,115	599	3,280	35	36	19	105
Price received	- R/kg	/ - $/oz - sold	141,828	130,839	91,129	127,525	620	629	438	602
Total cash costs	- R/kg	/ - $/oz - produced	53,712	48,496	59,688	48,729	234	232	285	230
Total production costs	- R/kg	/ - $/oz - produced	93,736	63,636	63,983	71,780	398	305	305	333
PRODUCTIVITY PER EMPLOYEE [4]										
Target	- g	/ - oz	1,231	1,411	1,161	1,284	39.58	45.35	37.32	41.27
Actual	- g	/ - oz	1,455	1,723	975	1,529	46.78	55.40	31.36	49.17
FINANCIAL RESULTS (MILLION)										
Gold income			153	146	55	418	22	23	8	63
Cost of sales			98	66	39	223	13	10	6	33
Cash operating costs			46	50	36	132	6	8	5	20
Other cash costs			11	10	4	30	2	2	1	4
Total cash costs			56	60	40	161	8	9	6	24
Rehabilitation and other non-cash costs			4	2	-	9	1	-	-	1
Production costs			60	62	40	170	8	10	6	26
Amortisation of tangible assets			38	17	3	67	5	3	-	10
Inventory change			-	(14)	(4)	(15)	-	(2)	(1)	(2)
			55	80	16	195	8	12	2	30
Realised non-hedge derivatives			-	-	-	-	-	-	-	-
Gross profit excluding the effect of unrealised non-hedge derivatives			55	80	16	195	8	12	2	30
Capital expenditure			2	1	3	2	-	-	1	-

[1] Tonnes / Tons placed on to leach pad.
[2] Gold placed / tonnes (tons) placed.
[3] Gold placed into leach pad inventory.
[4] Operating results for the June 2006 quarter have been restated to reflect correct metric and imperial values

Rounding of figures may result in computational discrepancies.

Namibia

NAVACHAB			Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006	Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION [1]										
Volume mined	- 000 bcm	/ - 000 bcy	841	844	296	2,285	1,101	1,104	387	2,989
Mined	- 000 tonnes	/ - 000 tons	2,096	2,097	966	5,697	2,310	2,311	1,065	6,280
Treated	- 000 tonnes	/ - 000 tons	413	351	328	1,111	455	386	361	1,225
Stripping ratio	- t (mined total-mined ore) / t mined ore		10.09	12.47	1.15	9.76	10.09	12.47	1.15	9.76
Yield	- g/t	/ - oz/t	1.72	1.95	2.00	1.87	0.050	0.057	0.058	0.054
Gold produced	- kg	/ - oz (000)	711	684	657	2,073	23	22	21	67
Gold sold	- kg	/ - oz (000)	695	629	621	2,004	22	20	20	64
Price received	- R/kg	/ - $/oz - sold	143,884	130,685	91,856	128,037	627	638	440	605
Total cash costs	- R/kg	/ - $/oz - produced	58,677	57,763	56,025	53,833	255	279	268	254
Total production costs	- R/kg	/ - $/oz - produced	74,494	75,514	56,659	69,766	324	364	271	329
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	799	829	741	802	25.70	26.65	23.81	25.80
Actual	- g	/ - oz	769	747	702	737	24.71	24.00	22.58	23.70
FINANCIAL RESULTS (MILLION)										
Gold income			100	82	57	257	14	13	9	39
Cost of sales			54	45	34	141	8	7	5	21
Cash operating costs			41	39	37	110	6	6	6	17
Other cash costs			1	-	-	1	-	-	-	-
Total cash costs			42	39	37	112	6	6	6	17
Rehabilitation and other non-cash costs			-	-	(6)	-	-	-	(1)	-
Production costs			42	39	31	112	6	6	5	17
Amortisation of tangible assets			11	12	7	33	2	2	1	5
Inventory change			1	(7)	(3)	(4)	-	(1)	-	(1)
			46	37	23	116	6	6	4	18
Realised non-hedge derivatives			-	-	-	-	-	-	-	-
Gross profit excluding the effect of unrealised non-hedge derivatives			46	37	23	116	6	6	4	18
Capital expenditure			5	5	3	15	1	1	-	2

[1] Operating results for the June 2006 quarter have been restated to reflect correct metric and imperial values

Rounding of figures may result in computational discrepancies.

Tanzania

GEITA			Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006	Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Volume mined	- 000 bcm	/ - 000 bcy	6,610	5,342	4,836	16,938	8,646	6,988	6,326	22,155
Mined	- 000 tonnes	/ - 000 tons	16,618	14,150	13,792	44,453	18,318	15,598	15,203	49,001
Treated	- 000 tonnes	/ - 000 tons	1,545	1,472	1,561	4,255	1,703	1,623	1,720	4,690
Stripping ratio	- t (mined total-mined ore) / t mined ore		11.33	8.90	8.09	10.71	11.33	8.90	8.09	10.71
Yield	- g/t	/ - oz/t	1.48	1.50	2.72	1.67	0.043	0.044	0.079	0.049
Gold produced	- kg	/ - oz (000)	2,280	2,203	4,247	7,110	73	71	137	229
Gold sold	- kg	/ - oz (000)	2,020	2,100	4,339	7,049	65	68	139	227
Price received	- R/kg	/ - $/oz - sold	142,005	135,358	84,645	126,708	619	645	407	600
Total cash costs	- R/kg	/ - $/oz - produced	124,644	105,814	74,172	99,571	540	507	353	466
Total production costs	- R/kg	/ - $/oz - produced	163,321	128,519	87,353	126,436	706	617	416	591
PRODUCTIVITY PER EMPLOYEE [1]										
Target	- g	/ - oz	1,125	969	1,031	984	36.17	31.14	33.15	31.64
Actual	- g	/ - oz	382	381	1,049	411	12.27	12.26	33.74	13.20
FINANCIAL RESULTS (MILLION)										
Gold income			181	173	298	600	25	26	46	91
Cost of sales			337	265	376	910	47	41	58	138
Cash operating costs			270	220	297	668	38	34	45	100
Other cash costs			11	10	18	33	2	2	3	5
Total cash costs			282	230	315	701	39	36	48	105
Rehabilitation and other non-cash costs			3	2	(5)	8	-	-	(1)	1
Production costs			284	232	309	709	40	36	47	107
Amortisation of tangible assets			86	48	61	183	12	7	9	27
Inventory change			(32)	(15)	5	18	(4)	(2)	1	4
			(156)	(93)	(78)	(310)	(22)	(14)	(12)	(47)
Realised non-hedge derivatives			105	112	69	293	15	17	11	45
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives			(51)	19	(9)	(17)	(7)	3	(1)	(2)
Capital expenditure			198	84	372	334	29	13	59	51

[1] Operating results for the June 2006 quarter have been restated to reflect correct metric and imperial values

Rounding of figures may result in computational discrepancies.

USA

CRIPPLE CREEK & VICTOR J.V.			Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006	Quarter ended September 2006	Quarter ended June 2006	Quarter ended September 2005	Nine months ended September 2006
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
HEAP LEACH OPERATION										
Mined	- 000 tonnes	/ - 000 tons	12,883	14,818	11,186	40,924	14,201	16,334	12,330	45,111
Placed [1]	- 000 tonnes	/ - 000 tons	5,446	5,705	4,932	16,328	6,003	6,289	5,437	17,998
Stripping ratio	- t (mined total-mined ore) / t mined ore		1.52	1.57	1.45	1.55	1.52	1.57	1.45	1.55
Yield [2]	- g/t	/ - oz/t	0.65	0.54	0.62	0.56	0.019	0.016	0.018	0.016
Gold placed [3]	- kg	/ - oz (000)	3,518	3,080	3,036	9,204	113	99	98	296
Gold produced	- kg	/ - oz (000)	2,143	2,030	2,871	6,157	69	65	92	198
Gold sold	- kg	/ - oz (000)	2,183	2,009	2,872	6,224	70	65	92	200
Price received	- R/kg	/ - $/oz - sold	87,671	59,038	80,137	73,658	379	288	383	347
Total cash costs [4]	- R/kg	/ - $/oz - produced	55,821	49,987	48,304	51,579	243	242	231	244
Total production costs	- R/kg	/ - $/oz - produced	78,428	74,525	70,711	74,343	342	360	338	351
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	2,991	2,835	2,692	2,726	96.15	91.15	86.55	87.64
Actual	- g	/ - oz	2,151	2,069	3,003	2,101	69.16	66.53	96.54	67.56
FINANCIAL RESULTS (MILLION)										
Gold income			156	85	205	369	22	13	31	56
Cost of sales			168	151	203	458	24	23	31	70
Cash operating costs			185	153	148	484	26	24	23	73
Other cash costs			3	9	7	15	-	1	1	2
Total cash costs			188	161	155	499	26	25	24	76
Rehabilitation and other non-cash costs			4	3	3	9	1	-	-	1
Production costs			192	165	158	509	27	26	24	77
Amortisation of tangible assets			58	96	72	205	8	14	11	31
Inventory change			(82)	(110)	(27)	(257)	(11)	(17)	(4)	(39)
			(12)	(66)	2	(88)	(2)	(10)	-	(14)
Realised non-hedge derivatives			36	34	25	89	5	5	4	14
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives			23	(33)	27	1	3	(5)	4	-
Capital expenditure			17	16	14	60	2	2	2	9

[1] Tonnes / Tons placed onto leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

[4] Total cash cost calculation includes inventory change.

Rounding of figures may result in computational discrepancies.

Administrative information

ANGLOGOLD ASHANTI LIMITED

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:
ISIN: ZAE000043485

JSE:	ANG
LSE:	AGD
NYSE:	AU
ASX:	AGG
GhSE (Shares):	AGA
GhSE (GhDS):	AAD
Euronext Paris:	VA
Euronext Brussels:	ANG

Offices
Registered and Corporate
Managing Secretary: Ms Y Z Simelane
Company Secretary: C R Bull

11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(P O Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155

United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk

Directors
Executive
R M Godsell (Chief Executive Officer)
R Carvalho Silva !
N F Nicolau
S Venkatakrishnan *

Non-Executive
R P Edey * (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman #
R E Bannerman †
Mrs E le R Bradley
C B Brayshaw
Dr S E Jonah KBE †
R Médori ~ (Alternate: P G Whitcutt)
J H Mensah †
W A Nairn (Alternate: A H Calver *)
S R Thompson *
Prof W L Nkuhlu
A J Trahar

* British	# American	† Ghanaian
~ French	! Brazilian	

Contacts
South Africa
Charles Carter
Telephone: +27 11 637 6385
Fax: +27 11 637 6400
E-mail: cecarter@AngloGoldAshanti.com

Michael Clements
Telephone: +27 11 637 6647
Fax: +27 11 637 6400
E-mail: mclements@AngloGoldAshanti.com

United States of America
Andrea Maxey
Telephone: (800) 417 9255 (toll free in USA and Canada) or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: amaxey@AngloGoldAshanti.com

General E-mail enquiries
investors@AngloGoldAshanti.com

AngloGold Ashanti website
http://www.AngloGoldAshanti.com

JSE Sponsor:	UBS
Auditors:	Ernst & Young

PRINTED BY INCE (PTY) LIMITED

Share Registrars
South Africa
Computershare Investor Services 2004 (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za

United Kingdom
Computershare Investor Services PLC
P O Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 889 3177
Fax: +44 870 703 6119

Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in Australia)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
POBox K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 238492-3
Fax: +233 21 229975

ADR Depositary
The Bank of New York ("BoNY")
Investor Services, P O Box 11258
Church Street Station
New York, NY 10286-1258
United States of America
Telephone: +1 888 269 2377 (Toll free in USA) or +9 610 382 7836 outside USA)
E-mail: shareowners@bankofny.com
Website: http://www.stockbny.com

Global BuyDIRECT^SM
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: October 30, 2006

By: /s/ C R Bull
Name: C R Bull
Title: Company Secretary